*Cumberland Bancorp
ARLS
P.E. 12/31/01

02030962

RECD S.E.C.
APR 1 5 2002
071



CUMBERLAND BANCORP

GROWING IN YOUR COMMUNITY

PROCESSED
APR 1 7 2002
THOMSON
FINANCIAL
P

2001

the exceptional people

John S. Wilder, Sr.

Letter to Shareholders	*2*
Questions & Answers	*4*
Board of Directors	*8*
Offices	*10*
Financials	*insert*

The year 2001 was a year of challenges in our country, marked by an economic downturn causing lower corporate earnings and downsizing. This recession precipitated the largest single year adjustments to Fed fund rates by the Federal Reserve in over forty years. And, of course, this all was overshadowed by the acts of terrorism perpetrated against our country on September 11th.

Similarly, 2001 was a year of challenges for our company. The weakness in the economy factored into Cumberland Bancorp posting the highest levels of loan losses in the company's history as two of our banks experienced credit deterioration. Cumberland Bancorp was also impacted by the interest rate 'shock' moving our prime lending rate from 9.5% at the beginning of 2001 down to 4.75% at year-end. Not only was our company and industry impacted, but the slowing economy also caused consumer and corporate confidence to slip resulting in decreased loan demand.

As with any business, challenges such as these brought to surface many of our company's greatest strengths, along with areas of weakness that needed improvement. Our strength continues to be the commitment of our employees, our local Boards of Directors, and the loyalty of our customers. Our improvement strategies include gaining efficiencies throughout the company. The goal is to reduce the duplication of efforts and costs while still maintaining local decision making authority for our bank officers. Tom Paschal, formerly Chief Executive Officer of Cumberland Bank, has been promoted to Chief Operating Officer of Cumberland Bancorp. Tom's mission is to create greater efficiencies through consolidations by bringing standardization of policies, procedures and technology. Reporting to Tom, two additional positions were created at our holding company level, a Chief Financial Officer to bring stronger financial oversight in the area of interest rate risk management, plus an Asset Quality Manager to bring on-going review and administration of our banks' loan portfolios. We have created a *corporate loan committee,* which brings together the strongest lending officers and utilizes them to work with our local loan committees in analyzing and approving large loan requests. With these strategic changes in our company, we anticipate greater stability and growth in our earnings.





John S. Wilder, Sr. *Joel Porter*

Joining Tom Paschal in the concerted effort to improve our company performance will be three new executive officers. R. Todd Vanderpool has been named President of BankTennessee. Paul Priddy has been named President of Bank of Dyer. Mike Cook has been named President and CEO of Cumberland Bank. All three are seasoned community bankers selected after diligent searches for strong executives who exhibited a history of operating high performing banks.

Although our annual growth has averaged more than twenty-five percent over the past four years and our core earnings (before loss reserves and taxes) have increased over 30% during that same period, our results for 2001 were below expectations and disappointing to everyone involved in Cumberland Bancorp. However, this 'season' of challenges cannot allow us to lose sight of the accomplishments of our company over the past decade and the opportunities that remain before us. Our growth has come throughout Tennessee and Kentucky in markets that are considered some of the best not only in the Southeast but also in the country. Our strategies initiated for 2002 will allow us to better meet the challenges of the future and to maximize the strengths that have become the foundation of Cumberland Bancorp. These strengths include the stability and experience of our employees and Board of Directors, along with the relationships and involvement of our customers and shareholders.

Similar to what our country has experienced in a renewal of patriotism since September 11th, our company has likewise experienced a renewed determination to meet the challenges before us in unity and with a shared commitment. We greatly appreciate the continued support of our customers, our communities, and our shareholders, as we look forward to a bright future together.

John S. Wilder, Sr.
Chairman

Joel Porter
President

with Tom Paschal, Chief Operating Officer



Tom Paschal was recently appointed Chief Operating Officer for Cumberland Bancorp. He previously served as Chief Executive Officer/President of Cumberland Bank from 1986 to 2001 and was the organizer of the bank in 1976. At Cumberland Bank, he was instrumental in its growth and expansion of the bank in Carthage, Gallatin, Gordonsville, White House, Portland, Lafayette, McMinnville and Cross Plains.

Tom recently discussed the opportunities and challenges faced by Cumberland Bancorp in 2001 and what is ahead for our company.

Our company grew $24 million during 2001, ending the year with $668 million in total assets as of December 31, 2001. This growth of 3.7% came during a period of economic recession throughout the country. Earnings for 2001 were $209,000.

Like others in the financial industry, several economic factors affected our earnings growth. One factor was the prime lending rate reduction, which dropped to the lowest level in more than forty years. At the beginning of 2001, the prime lending rate for banks at the beginning of 2001 was 9.5%, and at year-end, prime had dropped to 4.75%. As interest rates declined, our borrowers refinanced and benefited from these lower rates. However, many of our customers' deposits had fixed rates during 2001, causing a significant squeeze on our net interest margins. This decline hurt most banks' margins and profitability as loans typically re-price much quicker than the deposits that are utilized to fund them. In our case this margin effect was even greater as we had a significant amount of funds and excess liquidity which was invested overnight at rates as low as 1.62%.

The lack of consumer confidence in the national economy resulted in slow loan growth. Historically, our company's loan growth has been 25% annually – three times the industry average. With the 2001 economic downturn, it slowed to less than 3%.

The weakened economy also affected loan quality as jobs were lost throughout the nation. As a result, bad debt expenses were significantly higher especially in our West Tennessee banks, and our loan loss reserves increased 47% or $2.9 million during 2001.

Economists predict little if any change in the interest rate during 2002. We believe this will allow our net interest margins to return to pre-2001 levels.

Who is your management team?

To strengthen our company's infrastructure and internal controls, our 2002 Strategic Plan initiated the development of a corporate management team. Joel Porter and I lead this team which is comprised of our individual bank's Presidents. Contributing to the team are Cumberland Bancorp's Chief Financial Officer Andy LoCascio, Asset Quality Manager Mark McDowell and Director of Human Resources Betty Carol Purcell.

While maintaining local decision making authority for all of our banks, the team focuses on the development of uniform strategies, efficiencies, and budgets. Activities related to examiners, internal and external auditors, and our own Audit Committee, chaired by Dr. R. Eugene Smith, are reviewed and addressed through this management team and reported back to the Board.

What initiatives have you implemented to improve the results for 2002?

The first is the standardization of policies and procedures. We recognize the need to eliminate duplicated efforts throughout our company, while combining each of our banks' best practices to establish corporate consistencies.

We are also centralizing and consolidating operational, regulatory, and internal control functions that have previously been performed independently at each of our banks. This will generate substantial cost savings but will not directly impact our ability to serve our customers.

Our focus continues to be on relationship banking in the community. We have designed products and services to reward those who use our financial services. We continue to hire community bankers and empower them to make local decisions to ensure the highest level of service for our customers.

We will continue to invest in the latest technology in order to enhance our ability to serve our customers, to increase our relationship with our customers, and to remain a financial leader in our community. We believe the combination of our use of technology and our personal banking philosophy will continue to set us apart from our competitors.

Cumberland Bancorp has aggressively implemented a three-step initiative to bring immediate impact to our banks' loan quality:

One . . .We have added strength within our banks by adding two seasoned and experienced bank presidents — R. Todd Vanderpool at BankTennessee, and Paul Priddy at Bank of Dyer. Todd has previously served as a community bank President and Senior Lending Officer, but most recently served as Senior Vice President of commercial lending at a Memphis-based regional bank. Paul has over 15 years experience in senior management with one of the larger state commercial banks in West Tennessee.

Two . . .We have created a Corporate Loan Committee within our holding company to review and approve large requests at our individual banks. This committee includes our best underwriters and is charged with providing timely and thorough analysis of our large loan requests.

Three . . .We have added an Asset Quality Manager to provide independent oversight of our banks' loan portfolios. Contracted external loan review consultants will conduct periodic reviews and will report their findings to our Audit Committee and Board of Directors.

Local-decision making for our banks is one of our core values. It is a foundation to our organization and will not be compromised. The Corporate Loan Committee, a group of our own best and most experienced lending officers, was created to work with our local loan committees to analyze and approve large loan requests. The Committee's efforts are to conduct a timely review of requests from our large borrowers and to assist in the underwriting, structuring and approval of these requests. By giving our banks representation on this Committee, the review of these large requests will not only assist our local Boards, but it will also allow greater opportunities for our banks to participate in loans with each other.



"Despite the challenges of 2001, Cumberland Bancorp has grown. The opportunities in our markets continue to offer unlimited possibilities. But most of all, our progress is a tribute to the spirit and commitment of our employees, Board of Directors, customers and shareholders. Together, we all look forward to a bright future."

Due to the initial $8.75 million public offering of our stock in 1999 along with our issuance of $12 million of trust-preferred securities in late 2000 and 2001, our company remains well capitalized. With a strategic plan in place that we believe will help us return to and exceed our historical earnings level, we feel our shareholders should receive a cash or stock dividend on their investment. Over the past three years, we have paid cash dividends to our shareholders that are consistent with our industry's average for community banks. One of our goals is to create consistent earnings sufficient to support our growth along with providing our shareholders with a reliable cash dividend on their investment.

Cumberland Bancorp has been and will continue to be a growth-oriented organization. Over the next two years, our focus will be on developing efficiencies and achieving above market returns for the many new offices we have opened over the past few years. As these offices mature and reach their projected returns, we expect to continue to seek opportunities for our organization to expand in communities where we can meet community banking needs while striving to give our shareholders a good return on their invested capital.

Board of Directors

Photos left to right

John S. Wilder, Sr.
Lieutenant Governor,
State of Tennessee
Chairman,
Cumberland Bancorp, Inc.

Joel Porter
Partner, Burch, Porter &
Johnson, PLLC
President,
Cumberland Bancorp, Inc.

Tom Paschal
Chief Operating Officer,
Cumberland Bancorp, Inc.

Jim Rout
Mayor of Shelby County,
Tennessee

John S. Shepherd
Investor

R. Todd Vanderpool
President and COO,
BankTennessee

Alex Richmond
Businessman and Investor

Danny Herron
President and CEO,
The Community Bank

Tom Brooks
Retired Pharmacist and
Former Vice-Mayor and
Alderman of Collierville

Ronnie Gibson
President,
The Murray Bank

Frank Inman, Jr.
Chairman of the Board,
Inman Construction

Jack Everett
(not pictured)
Retired President,
BankTennessee

Wayne Rodgers
(not pictured)
Executive Vice President,
BankTennessee

Herman Wright Cox, Jr.
(not pictured)
Board Emeritus



2001 Bank Boards of Directors

Bank of Dyer
Dyer, Tennessee

Dr. Phil Agee
Wallace Alford
Eddie Bone
Laurie Gamble
Robert Graning
John Hale
Jim Harrell
Danny Herron
Frank Inman, Jr.
Austin Lewis
Dr. Robert McAlexander
Tom Presgrove
Jeff Reasons

Bank of Mason
Mason, Tennessee

Sam Long, President
Louise Cocke
Wayne Rodgers
Mary Tapp
John S. Wilder, III
Henry Williamson, Sr.
John Williamson

BankTennessee
Collierville, Tennessee

Joel Porter, Chairman
R. Todd Vanderpool,
President and COO
Tom Brooks
Herman W. Cox, Jr.
Wright Cox
Jack Everett
Philip C. Fons
Randy Lankford
Jimmy Lott
Crawford McDonald
Wayne Rodgers
Jim Rout
John S. Shepherd
R. Eugene Smith
John S. Wilder, Sr.

Insurors Bank of Tennessee
Nashville, Tennessee

(Joint Venture)

William Wallace, Chairman
Mike Qualls, President
Norfleet Anthony
Danny Herron
Richard Hollis
Don Jordan
Tom Loventhal
Mark McDowell
Tom Paschal
Lou Patten
Maurice Pinson
Jack Thoma
Reese Thomas

The Community Bank
Nashville, Tennessee

Danny Herron,
President and CEO
Tom Bain
Jack Everett
Mrs. B.C. Goodpasture
Frank Inman, Jr.
Mickey Jacobs
Larry Kain
Tom Paschal
Joel Porter
Paul M. Pratt, Sr.
Tom Price
John S. Wilder, Sr.
Mary Bennie Wilson

The Murray Bank
Murray, Kentucky

(Joint Venture)

Richard Jones, Chairman
Ronnie Gibson, President
Jack Everett
Harry T. Furches, III
David R. Graham
Joel Porter
Stuart Poston
John S. Shepherd
Jerry Don Smith
Robert F. Swift
David M. Taylor
Charles D. Tucker, M.D.
John S. Wilder, Sr.

Cumberland Bank
Carthage, Tennessee

Tom Paschal,
Chairman and CEO
Mike Cook,
President
Jack Everett
Leonard Harville
Larry Hensley
Dan Herron
Frank Inman, Jr.
Joel Porter
Alex Richmond
Wesley Rigsby
Helen Royster
John S. Wilder, Sr.
Larry T. Wilkerson



CUMBERLAND BANK

THE BANK

CARTHAGE 1001 North Main Street • Carthage, TN 37030 • 615·735·0256
GALLATIN 250 West Broadway • Gallatin, TN 37066 • 615·452·6487
GORDONSVILLE 411 Gordonsville Highway • Gordonsville, TN 38563 • 615·683·2265
WHITE HOUSE 2916 Highway 31W South • White House, TN 37188 • 615·672·2265
PORTLAND 420 Highway 52, West • Portland, TN 37148 • 615·325·5008
LAFAYETTE 440 Highway 52 Bypass • Lafayette, TN 37083 • 615·688·6000
MCMINNVILLE-DOWNTOWN 101 West Main Street • McMinnville, TN 37110 • 931·473·5561
MCMINNVILLE-PLAZA 1100 New Smithville Highway, Suite 130 • McMinnville, TN 37110 • 931·473·5561
CROSS PLAINS 7836 Highway 25 East • Cross Plains, TN 37049 • 615·654·2265
EMAIL vpwoodard@cumberlandbank.com
www.cumberlandbank.com

BANKTENNESSEE

COLLIERVILLE-SCHILLING 1125 West Poplar Avenue • Collierville, TN 38017 • 901·854·0854
COLLIERVILLE-HISTORIC SQUARE 100 West Mulberry Street • Collierville, TN 38017 • 901·854·7854
MEMPHIS-DOWNTOWN 150 Court Avenue • Memphis, TN 38103 • 901·525·5533
MEMPHIS-EAST 5540 Poplar Avenue • Memphis, TN 38119 • 901·767·8170
RIPLEY 312 Cleveland Street • Ripley, TN 38063 • 731·635·1234
EMAIL jwwilson@banktennessee.com
www.banktennessee.com

The Bank

THE COMMUNITY BANK

Personal Banking

THE BANK OF GREEN HILLS 4205 Hillsboro Road, Suite 101 • Nashville, TN 37215 • 615·383·3809
THE BANK OF BRENTWOOD 5120 Maryland Way • Brentwood, TN 37027 • 615·661·5118
THE BANK OF FRANKLIN 231 South Royal Oaks Blvd. • Franklin, TN 37064 • 615·794·4944
EMAIL ddboyd@thecommunitybanks.com
www.thecommunitybanks.com

Bank of Dyer

BANK OF DYER 126 South Main Street • Dyer, TN 38330 • 731·692·3724
HUMBOLDT BANK 316 North 22nd Avenue • Humboldt, TN 38343 • 731·784·4178
HUMBOLDT BANK 2535 North Central • Humboldt, TN 38343 • 731·784·0938
THREE WAY BANK 388 Highway 45 West • Humboldt, TN 38343 • 731·824·1411
EMAIL ppriddy@click1.net

BANK OF MASON

550 Highway 70 • Mason, TN 38049 • 901·294·2775

Insurors Bank of Tennessee

2500 Hillsboro Road, Suite 102 • Nashville, TN 37212 • 615·515·2265 • Toll Free 1·866·866·4268 Ext. 2268
EMAIL info@insurorsbank.com
www.insurorsbank.com

The Murray Bank

How Banking Should Be

405 South 12th Street • Murray, KY 42071 • 270·753·5626
EMAIL info@themurraybank.com
www.themurraybank.com

CBC Financial Services, Inc.
3 Dixon Springs Highway • Carthage, TN 37030 • 615·735·3909

Cumberland Finance, Inc.
GALLATIN 335L Nashville Pike • Gallatin, TN 37066 • 615·452·7864
MURFREESBORO 2438 South Church Street • Murfreesboro, TN 37127 • 615·895·7118
MCMINNVILLE 1100 Smithville Highway • McMinnville, TN 37110 • 931·474·2242

FinanceTennessee
315 Cleveland Street • Ripley, TN 38063 • 731·635·5600

Humboldt Finance Company
306 North 22nd Avenue • Humboldt, TN 38343 • 901·824·2274

InsureTennessee, Inc.
CARTHAGE 3 Dixon Springs Highway • Carthage, TN 37030 • 615·735·3909
COLLIERVILLE 354 New Byhalia Road • Collierville, TN 38017 • 901·861·2450

Fayette County Title Company
104 East Court Square • Somerville, TN 38068 • 901·465·8675

TitleTennessee
1125 West Poplar Avenue • Collierville, TN 38017 • 901·854·0854

CUMBERLAND BANCORP

GROWING IN YOUR COMMUNITY

Copies of the Form 10-K filed with the Securities and Exchange Commission are included with this Annual Report. Shareholders may obtain additional copies from:

Andy LoCascio or Anna McNiell
4205 Hillsboro Road, Suite 204 • Nashville, TN 37215 • 615·383·4758
EMAIL ajlocascio@banktennessee.com
TRADING SYMBOL CBBP



In memory of

Jerry Cole

The death of our director and friend is a great loss
to our company and the community.
His devotion to Cumberland Bank and Cumberland Bancorp extended over many years.
Jerry joined Cumberland Bank in 1990 and the Cumberland Bancorp Board in 1995.
His participation and wise counsel will be missed by all.

CUMBERLAND BANCORP

GROWING IN YOUR COMMUNITY

4205 Hillsboro Road, Suite 204
Nashville, TN 37215
615.383.4758
TRADING SYMBOL: CBBP

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2001

Commission File Number 0-27393

CUMBERLAND BANCORP, INCORPORATED
(Exact name of registrant as specified in its charter)

Tennessee (State or other jurisdiction of incorporation or organization)	62 – 1297760 (I.R.S. Employer Identification No.)
4205 Hillsboro Pike, Suite 204, Nashville, Tennessee (Address of principal executive offices)	37215 (Zip Code)

(615) 383-4758
(Issuer's telephone number)

Securities registered under Section 12(b) of the Act:
None
Securities registered under Section 12(g) of the Act:
Common Stock, $.50 par value
(Title of Class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES X NO

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ___

The aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant on February 28, 2002 was $28,859,843. The market value calculation was determined using the closing price of $3.75 for the Registrant's common stock on February 28, 2002, as reported on the NASDAQ over-the-counter bulletin board.

As of February 28, 2002, 13,808,236 shares of the issuer's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its Annual Meeting of Shareholders to be held on April 25, 2002 are incorporated by reference into Part III of this Annual Report on Form 10-K.

CROSS REFERENCE INDEX
TO
FORM 10-K

PART I

		PAGE
ITEM 1.	DESCRIPTION OF BUSINESS	2
ITEM 2.	DESCRIPTION OF PROPERTY	10
ITEM 3.	LEGAL PROCEEDINGS	10
ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	10

PART II

ITEM 5.	MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS	11
ITEM 6.	SELECTED CONSOLIDATED FINANCIAL DATA	11
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	13
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK	26
ITEM 8.	FINANCIAL STATEMENTS	28
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	60

PART III

ITEM 10.	DIRECTORS AND EXECUTIVE OFFICERS	60
ITEM 11.	EXECUTIVE COMPENSATION	60
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	60
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	60

PART IV

ITEM 14.	EXHIBITS AND REPORTS ON FORM 8-K	60

Cautionary Statement Concerning
Forward-Looking Information

This Annual Report on Form 10-K of Cumberland Bancorp, Incorporated, a Tennessee corporation (the "Company") contains or incorporates by reference certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are intended to be covered by the "safe harbors" created thereby. Those statements include, but may not be limited to, the discussions of the Company's expectations concerning its future profitability, operating performance, growth strategy and its assumptions regarding other matters. Also, when any of the words "believes", "expects", "anticipates", "intends", "estimates", "plans", or similar terms or expressions, are used in this Annual Report on Form 10-K, forward-looking statements are being made.

You should be aware that, while the Company believes the expectations reflected in those forward-looking statements are reasonable, they are inherently subject to risks and uncertainties which could cause the Company's future results and shareholder values to differ materially from the Company's expectations. These factors are disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations set forth herein and include, among others, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Company's market area, (iii) rapid flucuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) risks inherent in originating loans, including prepayment risks, (vi) the fluctuations in collateral values, the rate of loan charge-offs and the level for the provision for losses on loans, and (vii) changes in the legislature and regulatory environment. Because of these factors, there can be no assurance that the forward-looking statements included or incorporated by reference herein will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included or incorporated by reference herein, you should not regard the inclusion of such information as a representation by the Company or any other person that the objectives and plans of the Company will be achieved. In addition, the Company does not intend to, and is not obligated to, update these forward-looking statements after the date of this Annual Report on Form 10-K, even if new information, future events or other circumstances have made them incorrect or misleading as of any future date.

PART I

ITEM 1. Description of Business

General

We are the largest Tennessee bank holding company headquartered in Nashville, Tennessee. We conduct our banking business through five (5) bank subsidiaries:

- Cumberland Bank, a Tennessee state chartered bank with nine (9) offices in Macon, Smith, Sumner and Warren Counties, Tennessee;
- BankTennessee, a Tennessee state chartered bank with five (5) offices in Shelby and Lauderdale Counties, Tennessee;
- The Community Bank, a Tennessee state chartered bank, with three (3) offices in Davidson and Williamson Counties, Tennessee;
- Bank of Dyer, a Tennessee state chartered bank with four (4) offices in Gibson and Madison County, Tennessee; and

- Bank of Mason, a Tennessee state chartered bank with one (1) office in Tipton County, Tennessee.

Our Tennessee banks are collectively referred to as "our bank subsidiaries" or "our banks". We also own a fifty percent (50%) interest in The Murray Bank, a federal savings bank in Murray, Kentucky that opened for business on June 15, 1999 and has grown to total assets of more than $69 million at December 31, 2001. We own a fifty percent (50%) interest in the Insurors Bank of Tennessee, a state chartered, Federal Reserve member bank that opened for business on November 20, 2000. The Insurors Bank has grown to total assets of $21 million at December 31, 2001.

Our operations principally involve commercial and residential real estate lending, commercial business lending, consumer lending, construction lending and other financial services, including credit card services and brokerage services. The Company had total assets of $668 million as of December 31, 2001.

We have seven (7) bank branch offices that are less than three years old as of December 31, 2001. We also have broadened our mix of products and expanded our customer base through a combination of internal growth and acquisitions. Our growth has been directed by a senior management team composed of individuals with an average of more than twenty-two (22) years of banking experience in Tennessee.

Our banks operate in twelve markets throughout Middle and West Tennessee. We equally serve both metropolitan and rural areas. Management believes that the markets in which our banks operate offer an environment for continued growth with respect to our target market, which includes local consumers, professionals and small businesses. Our banks do not have a concentration of deposits obtained from a single person or entity, or a small group of persons or entities, the loss of which would have a material adverse effect on our business or the business of our banks; however, construction and development loans of approximately $74 million made up 14% of our loan portfolio as of December 31, 2001.

Our banks provide a range of customary services which include checking, NOW accounts, money market and savings accounts, certificates of deposit, individual retirement accounts, money transfers, and safe deposit facilities. Lending services include construction, commercial, consumer, commercial and residential real estate, home equity and home improvements. In addition, the banks offer various uninsured, non-deposit products including annuities and mutual funds, brokerage services, and secondary market mortgage processing services. Our banks are not authorized to provide trust services.

Our banks are subject to the regulatory authority of the Department of Financial Institutions of the State of Tennessee and the Federal Reserve Board and the Federal Deposit Insurance Corporation (the "FDIC"), which currently insures the depositors of each member bank to a maximum of $100,000 per depositor. For this protection, each bank is subject to a quarterly statutory assessment and the rules and regulations of the FDIC.

Market Areas

We operate principally in twelve (12) market areas in Tennessee: Macon County, Shelby County, Madison County, Robertson County, Gibson County, Tipton County, Smith County, Sumner County, Warren County and Southern Davidson/Williamson County. We also have a bank branch in Lauderdale County and a finance company office in Rutherford County.

Employees

The Company and its subsidiaries had approximately 331 full-time equivalent employees as of December 31, 2001. None of our employees or our banks' employees are represented by a collective bargaining group. We consider relations with our employees to be excellent. We and our banks provide several employee benefit programs, including a 401(k) plan, group life and health insurance, an annual merit program, paid vacations, and sick leave.

Competition

Our banks have substantial competition in attracting and retaining deposits and in lending funds. The primary factors in competing for deposits are the range and quality of financial services offered, the ability to offer attractive rates and the availability of convenient office locations. Such competition is heightened by the fact that Tennessee law permits any bank or savings association located in Tennessee to branch in any county in Tennessee. Additional significant competition for savings deposits comes from other investment alternatives, such as money market funds and corporate and government securities. Primary factors in competing for loans are the range and quality of lending services offered, interest rates and loan origination fees. Competition for the origination of loans normally comes from other savings and financial institutions, commercial banks, credit unions, insurance companies and other financial service companies.

Except in our Smith County market, our banks have relatively small market shares in their respective markets. Competitors of each of our banks generally possess substantially greater financial resources than those available to our banks. In addition, these institutions generally have higher lending limits than our banks and may provide various services for their customers which our banks do not offer.

We believe our strategy of relationship banking and local autonomy in the communities we serve allows flexibility in rates and products offered in response to local needs in a way that can enhance profitability for our banks, particularly as consolidation of the banking industry occurs and larger institutions exit markets that are only marginally profitable for them. We believe our emphasis on community banking, customer service and relationships is the most effective method we have of competing with these larger regional bank holding companies as well as smaller community banks.

Lending Procedures and Loan Approval Process

Lending Procedures. Lending procedures of our banks reflect our philosophy of granting local control to decision making. Although the overall lending policy of the banks is set by our board of directors and is subject to the oversight and control of our board of directors, we depend, to a great degree, upon the judgment of our loan officers and senior management at each bank to assess and control lending risks. Each of our banks utilize a loan committee to review loan requests exceeding the discretionary limit of the loan officer or branch manager, or for which the loan officer or branch manager chooses not to exercise his or her discretionary authority.

We have created a Corporate Loan Committee, which we believe brings together our strongest and most experienced lending officers and utilizes them to work with our local loan committees in analyzing, underwriting and structuring large loan requests. This group will also be responsible for our anticipated development and implementation of a common loan policy and procedures for the Company.

Additionally, the position of Asset Quality Manager has been added at the holding company to provide independent oversight of our banks' loan portfolios. External loan review will also be contracted to conduct periodic reviews. The banks' have adopted an 8-point internal loan grading system as well as a uniform analysis of the loan loss reserve adequacy methodology. Past due loans are reviewed by an internal loan officer committee, and a summary report of such loans is reviewed monthly by the board of directors of the Company. A report of loan review findings is presented to our Audit Committee and board of directors.

Asset/Liability Management

Each of our banks has a committee comprised of its senior officers and outside directors charged with managing assets and liabilities pursuant to our asset-liability management policy. Each committee's task is to maximize and stabilize the net interest margin, and to provide reasonable growth of assets, earnings and return on equity capital while maintaining credit quality, reasonable interest rate risk, adequate capital and liquidity. To meet these objectives, each committee monitors its bank's progress and assists in directing overall acquisition and allocation of funds. Each committee meets monthly to review liquidity and funds position, and to review the general economic condition and other factors affecting the availability and use of funds of its bank. Each committee reports monthly to our and the individual banks' boards of directors explaining variances between budget and actual results, providing the likely reasons for such variances and reporting management's course of action in light of any budget variances. Our asset liability management policy is reviewed annually by each bank's board of directors.

Investment Activities

Our banks maintain separate investment portfolios consisting primarily of investment grade securities, including federal agency obligations, corporate bonds and asset-backed securities. Federal regulations limit the types and quality of instruments in which the banks may invest.

A key objective of each of our banks' investment portfolios is to provide a balance with the banks' loans consistent with each bank's liability structures, and to assist in management of interest rate risk. The investment portfolio generally receives more weight than loans in the risk-based capital formula, and provides the necessary liquidity to meet fluctuations in credit demands and fluctuations in deposit levels of the local communities served. The portfolios also provide collateral for pledging against public deposits and income for our banks.

Each of the banks manages its own investment portfolios. They utilize investment advice provided primarily by reputable, independent brokerage firms.

Joint Ventures

The Company owns a 50% interest in The Murray Bank in Murray, Kentucky and Insurors Bank of Tennessee, headquartered in Nashville, Tennessee. Both of these investments are structured so that the Company does not have controlling representation on the Board of Directors. Therefore, only the Company's initial investment, adjusted for its pro rata share of operating results of each entity, is included in the consolidated financial statements. The Murray Bank, which opened in 1999, has approximately $70 million in total assets at December 31, 2001. Insurors Bank opened in November 2000 and has approximately $21 million in assets at December 31, 2001. Certain services are provided by the Company to both of these institutions for a fee, which is not significant to the Company's financial statements. More information regarding these two entities can be found in note 21 to the consolidated financial statements.

Monetary Policies

The result of operations of our banks and the Company are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. government securities, changes in the discount rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, as well as the effects of actions by monetary and fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the effect of such matters on the business and earnings of the Company.

Supervision and Regulation

We, along with our banks, are subject to state and federal banking laws and regulations which impose specific requirements or restrictions and provide for general regulatory oversight with respect to virtually all aspects of our and our banks' operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summaries of statutes and regulations affecting banks and bank holding companies do not purport to be complete. These summaries are qualified in their entirety by reference to the statutes and regulations described.

General. As a bank holding company, we are regulated under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and are inspected, examined and supervised by the Board of Governors of the Federal Reserve System. Under the BHCA, bank holding companies generally may not acquire the ownership or control of more than 5% of the voting shares, or substantially all the assets, of any company, including a bank, without the Federal Reserve's prior approval. In addition, bank holding companies generally may engage, directly or indirectly, only in banking and such other activities as are determined by the Federal Reserve to be closely related to banking. Under the Gramm-Leach-Bliley Act of 1999, bank holding companies may elect to become financial holding companies, which are permitted to engage in activities that are financial in nature or incidental to a financial activity. We have not elected to become a financial holding company.

Various governmental requirements, including Sections 23A and 23B of the Federal Reserve Act, as amended, limit borrowings by us and our nonbank subsidiaries from our affiliate banks. These requirements also limit various other transactions between us and our nonbank subsidiaries, on the one hand, and our banks, on the other. For example, Section 23A limits to no more than 10% of its total capital the aggregate outstanding amount of any bank's loans and other "covered transactions" with any particular nonbank affiliate, and limits to no more than 20% of its total capital the aggregate outstanding amount of any bank's "covered transactions" with all of its nonbank affiliates. Section 23A also generally requires that a bank's loans to its nonbank affiliates be secured, and Section 23B generally requires that a bank's transactions with its nonbank affiliates be on arm's length terms.

All of our banks are incorporated under the banking laws of the State of Tennessee and, as such, are governed by the applicable provisions of those laws. Consequently, the Tennessee Department of Financial Institutions ("TDFI") supervises and regularly examines our banks. Our banks' deposits are insured by the FDIC through the Bank Insurance Fund, and therefore are governed by the provisions of the Federal Deposit Insurance Act. However, most of our banks are members of the Federal Reserve Bank System. Therefore, our primary federal banking regulator is the Federal Reserve. The TDFI and the FDIC regulate or monitor virtually all areas of our banks' operations. The Murray Bank is a federal savings bank organized under the laws of the United States of America. The Murray Bank is primarily regulated and examined by the Office of Thrift Supervision. The FDIC also regulates various operations of The Murray Bank.

Branching. Tennessee law imposes limitations on the ability of a state bank to establish branches in Tennessee. Under current Tennessee law, any Tennessee bank domiciled in Tennessee may establish branch offices at any location in any county in the state. Furthermore, Tennessee and federal law permits out-of-state acquisitions by bank holding companies, interstate merging by banks, and *de novo* branching of interstate banks, subject to certain conditions. These powers may result in an increase in the number of competitors in our banks' markets. We believe our banks can compete effectively in their markets despite any impact of these branching powers, but there can be no assurance that future developments will not affect our banks' ability to compete effectively.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal bank regulatory agencies responsible for evaluating us and our banks evaluate the record of the depository institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Capital Requirements Generally. The federal regulatory agencies that evaluate us and our banks use capital adequacy guidelines in their examination and regulation of banks. If the capital falls below the minimum levels established by these guidelines, the banks may be denied approval to acquire or establish additional banks or non-bank businesses, or to open facilities, or the banks may be regulated by additional regulatory restrictions or actions.

Risk-Based Capital Requirements. All of the federal regulatory agencies have adopted risk-based capital guidelines for banks and bank holding companies. These risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items. The ratios are minimums. The guidelines require all federally-regulated banks to maintain a minimum risk-based total capital ratio of 8%, of which at least 4% must be Tier I capital, as described below.

A banking organization's qualifying total capital consists of two components: Tier I, or "core" capital, and Tier 2, or "supplementary" capital. Tier I capital is an amount equal to the sum of: (1) common shareholders' equity, including adjustments for any surplus or deficit; (2) non-cumulative perpetual preferred stock; and (3) the company's minority interests in the equity accounts of consolidated subsidiaries. With limited exceptions for goodwill arising from certain supervisory acquisitions, intangible assets generally must be deducted from Tier I capital. Other intangible assets may be included in an amount up to 25% of Tier I capital, so long as the asset is capable of being separated and sold apart from the banking organization or the bulk of its assets. Additionally, the market value of the asset must be established on an annual basis through an identifiable stream of cash flows and there must be a high degree of certainty that the asset will hold this market value notwithstanding the future prospects of the banking organization. Finally, the banking organization must demonstrate that a liquid market exists for the asset. Intangible assets in excess of 25% of Tier I capital generally are deducted from a banking organization's regulatory capital. At least 50% of the banking organization's total regulatory capital must consist of Tier I capital.

Tier 2 capital is generally considered to be an amount equal to the sum of the following:

- the allowance for possible credit losses in an amount up to 1.25 % of risk-weighted assets;
- cumulative perpetual preferred stock with an original maturity of 20 years or more and related surplus;
- hybrid capital instruments defined as instruments with characteristics of both debt and equity, perpetual debt and mandatory convertible debt securities; and
- in an amount up to 50% of Tier I capital, eligible term subordinated debt and intermediate-term preferred stock with an original maturity of five years or more, including related surplus.

Investments in unconsolidated banking and finance subsidiaries, investments in securities subsidiaries and reciprocal holdings of capital instruments must be deducted from capital. The federal regulatory agencies may require other deductions on a case-by-case basis.

Under the risk-weighted capital guidelines, balance sheet assets and certain off-balance sheet items like standby letters of credit are assigned to one of four risk-weight categories according to the nature of the asset and its collateral or the identity of any obligor or guarantor. These four categories are 0%, 20%, 50% or 100%. For example, cash is assigned to the 0% risk category, while loans secured by one-to-four family residences are assigned to the 50% risk category. The aggregate amount of assets and off-balance sheet items in each risk category is adjusted by the risk-weight assigned to that category to determine weighted values, which are added together to determine the total risk-weighted assets for the banking organization. Accordingly, an asset, like a commercial loan, which is assigned to a 100% risk category is included in risk-weighted assets at its nominal face value, whereas a loan secured by a single-family home mortgage is included at only 50% of its nominal face value. The application ratios are equal to capital, as determined, divided by risk-weighted assets, as determined.

Leverage Capital Requirements. The federal regulatory agencies have issued a final regulation requiring certain banking organizations to maintain additional capital of 1% to 2% above a 3% minimum Tier I leverage capital ratio equal to Tier I capital, less intangible assets, to total assets. In order for an institution to operate at or near the minimum Tier I leverage capital ratio of 3%, the banking regulators expect that the institution would have well-diversified risk, no undue rate risk exposure, excellent asset quality, high liquidity and good earnings. In general, the bank would have to be considered a strong banking organization, rated in the highest category under the bank rating system and have no significant plans for expansion. Higher Tier I leverage capital ratios of up to 5% will generally be required if all of the above characteristics are not exhibited, or if the institution is undertaking expansion, seeking to engage in new activities, or otherwise faces unusual or abnormal risks.

Institutions not in compliance with these regulations are expected to be operating in compliance with a capital plan or agreement with that institution's regulator. If they do not do so, they are deemed to be engaging in an unsafe and unsound practice and may be subject to enforcement action. Failure to maintain a Tier I leverage capital ratio of at least 2% of assets constitutes an unsafe and unsound practice and may result in enforcement action against an institution justifying termination of that institution's FDIC insurance.

At December 31, 2001, the Company's Tier 1 risk-based Capital and Total risk-based Capital ratios were 9.52% and 10.79%, respectively.

Liability for Bank Subsidiaries. Under the Federal Reserve policy, we, as a bank holding company, are expected to act as a source of financial and managerial strength to each of our banks and to maintain resources adequate to support each of our banks. This support may be required at times when we may not have the resources to provide it. Any depository institution insured by the FDIC can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC in connection with the default of a commonly-controlled, FDIC-insured depository institution like a bank subsidiary. Additionally, depository institutions insured by the FDIC may be held liable to the FDIC for any loss incurred or reasonably expected to be incurred in connection with any assistance provided by the FDIC to a commonly-controlled, FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. All of our banks are FDIC-insured depository institutions. Also, in the event that such a default occurred with respect to one of our banks, any capital loans from us to that bank would be subordinate in right of payment to payment of the bank's depositors and other of the bank's obligations.

Dividend Restrictions. Federal and Tennessee law limits the payment of dividends by banks. Under Tennessee law, the directors of a state bank, after making proper deduction for all expenditures, expenses, taxes, losses, bad debts, and any write-offs or other deductions required by the TDFI, may credit net profits to the bank's undivided profits account. Thereafter, the bank may quarterly, semi-annually, or annually declare a dividend from that account in an amount judged expedient by the bank's board of directors. Before declaring the dividend, the board of directors must deduct any net loss from the undivided profits account and transfer to the bank's surplus account (1) the amount, if any, required to raise the surplus to 50% of the capital stock and (2) the amount required, if any, but not less than 10% of net profits, to make the paid-in-surplus account equal the capital stock account. Thereafter, the bank may declare a dividend if the bank is adequately reserved against deposits and those reserves will not be impaired by the declaration of the dividend.

A state bank, with the approval of the TDFI, may transfer funds from its surplus account to the undivided profits or retained earnings account or any part of its paid-in-capital account. The payment of dividends by any bank is dependent upon its earnings and financial condition and also may be limited by federal and state regulatory agency protections against unsafe or unsound banking practices. The payment of dividends could, depending upon the financial condition of a bank, constitute an unsafe or unsound banking practice. When a bank's surplus account is less than its capital stock account, Tennessee law imposes other restrictions on dividends. Finally, the FDIC prohibits a state bank, the deposits of which are insured by the FDIC, from paying dividends if it is in default in the payment of any assessments due the FDIC.

The Federal Reserve also imposes dividend restrictions on our banks as state member banks of the Federal Reserve. Our banks may not declare or pay a dividend if that dividend would exceed the bank's undivided profits, unless the bank has received the prior approval of the Board of Governors of the Federal Reserve. Additionally, our banks may not permit any portion of their "permanent capital" to be withdrawn unless the withdrawal has been approved by the Board of Governors of the Federal Reserve. "Permanent capital" is defined as the total of a bank's perpetual preferred stock and related surplus, common stock and surplus, and minority interest in consolidated subsidiaries. Finally, if one of our banks has a capital surplus in excess of that required by law, that excess may be transferred to the bank's undivided profits account and be available for the payment of dividends so long as (1) the amount came from the earnings of prior periods, excluding earnings transferred as a result of stock dividends, and (2) the bank's board and the Board of Governors of the Federal Reserve approved the transfer.

In 2001, cash dividends totaling $0.06 per share were declared (as adjusted for stock splits). In the first quarter of 2002, a cash dividend was declared in the amount of $0.015 cents per share payable on April 15, 2002 to shareholders of record on March 1, 2002.

Deposit Insurance Assessments. The deposits of each of our banks are insured up to regulatory limits by the FDIC and we are required under the FDIC's deposit insurance assessments to maintain the Bank Insurance Fund (BIF) and Savings Association Insurance Fund (SAIF). The FDIC has adopted regulations establishing a permanent risk-related deposit insurance assessment system. Each financial institution is assigned to one of three capital groups; well capitalized, adequately capitalized or undercapitalized; and further assigned to one of three subgroups within a capital group. A bank's assignment is based on supervisory evaluations by the institution's primary federal regulator and, if applicable, other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to our banks in the future will depend in part upon the risk assessment classification assigned to each bank by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. Institutions are prohibited from disclosing the risk classification to which they have been assigned. The Deposit Insurance Funds Act of 1996 provides for assessments to be imposed on insured depository institutions with respect to deposits insured by the BIF and the SAIF. Currently, the annual insurance premiums on bank deposits insured by the BIF and SAIF vary between $0.00 to $0.27 per $100 of deposits.

Effects of Governmental Policies. The difference between interest earned by our banks on their loans and investments and the interest paid by them on their deposits or other borrowings affects our banks' earnings. The yields on their assets and the rates paid on their liabilities are sensitive to changes in prevailing market rates of interest. Thus, the general economic conditions, fiscal policies of the federal government, and the policies of regulatory agencies, particularly the Federal Reserve, which establishes national monetary policy, will influence our banks' earnings and growth. The nature and impact of any future changes in fiscal or monetary policies cannot be predicted.

Commercial banks are affected by the credit policy of various regulatory authorities, including the Federal Reserve. An important function of the Federal Reserve is to regulate the national supply of bank credit. Among the instruments of monetary policy used by the Federal Reserve to implement these objectives are open market operations in U.S. Government securities, changes in reserve requirements on bank deposits, changes in the discount rate on bank borrowings, and limitations on interest rates that banks may pay on time and savings deposits. The Federal Reserve uses these means in varying combinations to influence overall growth of bank loans, investments and deposits, and also to affect interest rates charged on loans, received on investments or paid for deposits.

The monetary and fiscal policies of regulatory authorities, including the Federal Reserve, also affect the banking industry. Through changes in the reserve requirements against bank deposits, open market operations in U.S. Government securities and changes in the discount rate on bank borrowings, the Federal Reserve influences the cost and availability of funds obtained for lending and investing. No prediction can be made with respect to possible future changes in interest rates, deposit levels or loan demand or with respect to the impact of these changes on the business and earnings of our banks.

From time to time, various federal and state laws, rules and regulations, and amendments to existing laws, rules and regulations, are enacted that affect banks and bank holding companies. Future legislation and regulation could significantly change the competitive environment for banks and bank holding companies. We cannot predict the likelihood or effect of any such legislation or regulation.

ITEM 2. Description of Property

Our principal and executive offices are located at 4205 Hillsboro Pike, Suite 204, Nashville, Tennessee 37215 in a leased facility with over 5,000 square feet of office space used by The Community Bank as its Green Hills branch. The Community Bank also operates two other branch offices located in Brentwood and Franklin, Williamson County, Tennessee. BankTennessee currently conducts business in five (5) offices located in Shelby and Lauderdale Counties, Tennessee. Bank of Dyer has four offices located in Madison and Gibson Counties. Bank of Mason has one office in Tipton County. Cumberland Bank currently conducts business at nine (9) offices located in Macon, Smith, Sumner, Robertson and Warren Counties, Tennessee. CBC Financial Services conducts business at two offices, one in Smith County and one in Sumner County. Cumberland Finance conducts business at two offices, one located in Sumner County and one in Rutherford County, Tennessee. InsureTennessee conducts business at one office in Shelby County that it shares with BankTennessee.

We own all of our branch office locations except for seven leased operations which include Cumberland Bank's offices in Gallatin and McMinnville, The Community Bank's offices in Green Hills, BankTennessee's Collierville Square office, Cumberland Finance's Murfreesboro office and CBC Financial Services' office in Carthage.

Cumberland Bank also operates off-site ATMs at leased locations in Smith and Sumner Counties.

ITEM 3. Legal Proceedings

As of the date hereof, there are no material pending legal proceedings to which the Company or any of its subsidiaries is a party or of which any of its properties are subject; nor are there material proceedings known to the Company or its subsidiaries to be contemplated by any governmental authority; nor are there material proceedings known to the Company or its subsidiaries, pending or contemplated, in which any director, officer or affiliate or any principal security holder of the Company or any of its subsidiaries or any associate of any of the foregoing, is a party or has an interest adverse to the Company or any of its subsidiaries.

ITEM 4. Submission of Matters to a Vote of Shareholders

No matter was submitted to a vote of security holders during the quarter ended December 31, 2001.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is currently traded over-the-counter on the OTC Bulletin Board. Prior to being traded on the OTC Bulletin Board, there was no established public trading market for our shares. Accordingly, there was no comprehensive record of trades or the prices of any trades prior to the shares being listed on the OTC Bulletin Board. The following table reflects stock prices for our shares to the extent any information is available for trades prior to the fourth quarter of 2001, the date that the shares were first listed on the OTC Bulletin Board and for trades after such date as reported on the OTC Bulletin Board.

Cumberland Bancorp Incorporated Common Stock[1]

	HIGH	LOW
2000:		
First Quarter	$6.25	$6.25
Second Quarter	$6.25	$5.50
Third Quarter	$5.50	$5.25
Fourth Quarter	$5.25	$4.75
2001:		
First Quarter	$4.75	$4.50
Second Quarter	$4.90	$4.00
Third Quarter	$4.60	$3.96
Fourth Quarter	$4.13	$3.25

(1) The amounts per share have been adjusted for stock splits and stock dividends prior to December 31, 2001.

As of February 28, 2002, we had approximately 1,115 record shareholders. At that date, 13,808,236 shares were outstanding.

In 2001, cash dividends totaling $0.06 per share were declared (as adjusted for stock splits). In the first quarter of 2002, a cash dividend was declared in the amount of $0.015 per share payable on April 15, 2002 to shareholders of record on March 1, 2002.

We review our dividend policy at least annually. The amount of the dividend, while in our sole discretion, depends in part upon the performance of our banks. Our ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all of our operations are conducted through our subsidiaries, our ability to pay dividends also depends on the ability of our banks to pay a dividend to us. The ability of the banks to pay cash dividends is restricted by applicable regulations of the TDFI, the Federal Reserve, the OTS and the FDIC. As a result, we may not be able to declare a dividend to holders of the shares even if the present dividend policy were to change. See "Supervision and Regulation – Dividend Restrictions."

ITEM 6. Selected Consolidated Financial Data

The table below provides selected consolidated financial data for the Company as of and for each of the five years ended December 31, 1997, 1998, 1999, 2000 and 2001. This information does not include financial data of BankTennessee or The Community Bank before the July 1997 merger of First Federal Bancshares, Inc. with us. The merger was accounted for using the purchase method of accounting. In accordance with purchase accounting, the results of operations for BankTennessee and The Community Bank are included in the selected consolidated financial data since the date of the merger. You should read the following selected consolidated financial information in conjunction with our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this document.

	For years ending December 31, (In thousands, except per share amount)				
	2001	2000	1999	1998	1997
Summary of Operations					
Interest income	$52,865	51,651	39,193	33,290	20,479
Interest expense	28,901	27,057	19,127	17,381	10,429
Net interest income	23,964	24,594	20,066	15,909	10,050
Provision for loan losses	(6,377)	(2,636)	(1,623)	(1,188)	(1,390)
Noninterest income	7,048	5,771	4,290	4,237	3,390
Noninterest expense	(24,408)	(21,132)	(17,109)	(13,613)	(8,696)
Income before income taxes	227	6,597	5,624	5,345	3,354
Income tax expense	18	2,436	2,113	2,003	1,220
Net earnings	209	4,161	3,511	3,342	2,134
Basic earnings per share	0.02	0.30	0.28	0.28	0.25
Diluted earnings per share	0.01	0.30	0.27	0.28	0.24
Dividends per common share	0.06	0.05	-	-	-
Book value per common share	2.85	2.86	2.57	2.01	1.71
Selected Period-End Balances					
Total assets	667,511	643,457	525,559	408,706	330,335
Loans net of unearned income	522,245	507,217	440,316	321,547	269,378
Allowance for loan losses	9,023	6,137	5,146	4,012	3,214
Total deposits	549,424	524,142	435,252	357,404	285,049
Other borrowings	60,186	64,535	49,284	25,206	23,189
Shareholders' equity	39,313	39,476	35,275	22,059	18,650
Selected Average Balances					
Total assets	671,690	576,622	453,378	372,967	226,220
Securities	32,344	23,468	25,886	26,612	14,631
Loans net of unearned income	512,918	476,339	374,714	293,665	184,792
Allowance for loan losses	7,027	5,635	4,196	3,504	2,603
Total deposits	550,569	485,708	387,941	319,796	196,219
Other borrowings	63,975	47,437	34,477	27,776	12,922
Shareholders' equity	40,056	37,366	27,200	20,607	13,543

Selected Operating Ratios					
Annual % change in average loans	7.68%	27.12%	27.60%	58.92%	88.49%
Annual % change in average assets	16.49%	27.18%	21.56%	64.87%	80.43%
Return on average equity	0.52%	11.14%	12.91%	16.22%	15.76%
Return on average assets	0.03%	0.72%	0.77%	0.90%	0.94%

Per share amounts adjusted to reflect the effect of stock splits and stock dividends.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with our financial statements and the notes to those statements appearing elsewhere in this document.

Critical Accounting Policies

The accounting principles followed by the Corporation and the methods of applying these principles conform with United States generally accepted accounting principles and with general practices within the banking industry. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Critical accounting policies relate to investments, loans, allowance for loan losses, intangibles, revenues, expenses, stock options and income taxes. A description of these policies, which significantly affect the determination of the financial position, results in operations and cash flows, are summarized in Note 1, Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements and discussed elsewhere in this section.

Overview

The Company had several significant events that occurred during 2001 which affected its financial condition and results of operations. The Company experienced poor earnings and a decline in growth of total assets during 2001 as compared to prior years. Earnings were adversely impacted by large increases to the provision for loan losses and a reduction in net interest margins, both of which are discussed in more detail below. Significant management resources were required for oversight of asset quality issues, which limited managements' ability to focus on marketing and on overall Company growth. As further explained in this document, economic conditions, including the abrupt decline in interest rates, and the recessionary economic environment, were primary factors contributing to the above.

Assets grew from $643.5 million at year-end 2000 to $667.5 million at December 31, 2001, a $24.0 million increase or 3.7%. The primary changes in assets were the $15.0 million increase in net loans and the $31.6 million increase in securities. We funded these increases primarily by an increase in deposits of $25.3 million. Our total liabilities grew from $604 million at year end 2000 to $628 million at December 31, 2001, a $24.2 million increase or 4.0%. In addition to the deposit growth mentioned above, advances from the Federal Home Loan Bank increased $4.6 million.

Additionally, in the third quarter of 2001, the Company completed a Trust Preferred offering which raised approximately $4.0 million. This funding source, for regulatory capital purposes, is treated as Tier I capital.

Shareholders' equity decreased $163,000 to $39.3 million at December 31, 2001. Our leverage capital ratio increased from 7.42% at December 31, 2000 to 7.47% at December 31, 2001. See note 17 to our consolidated financial statements for more information relating to capital.

Results of Operations Year ended December 31, 2001 Compared to the Year ended December 31, 2000

Net earnings were $209,000 in 2001 compared to $4.2 million in 2000. Total revenues increased 4.3% while total expenses increased 10.6% during 2001 as compared to the prior year.

Net interest income decreased $630,000 or 2.6%, to $24.0 million in 2001 from $24.6 million in 2000. Net interest income was adversely affected by the Federal Reserve's effort to stimulate economic growth by decreasing the Federal funds rate a total of 475 basis points to 1.75% during 2001. Likewise, banks followed by reducing the rate charged to their prime loan customers 475 basis points to 4.75%. This significant decline in interest rates accelerated prepayments on both loans and securities. Additionally, variable rate loans were reset to the lower market interest rates. This exposed the asset sensitive bias of the banks' balance sheet. Interest-bearing liabilities were unable to reprice downward at the same speed, degree or volume as earning assets. Unlike the earning assets, interest-bearing liabilities did not have the ability to realize 100% of the continued decreases in market interest rates in this already low rate environment. Once interest rates stabilized allowing interest-bearing liabilities to cycle forward, net interest income improved.

The increase in the level of non-performing assets also heavily contributed to this decline in net interest income. Lost interest totaling $855,000 due to loans in a non-accrual status negatively impacted performance. Non-accruals and foreclosed property levels increased $7 million and $4 million, respectively, over the prior year.

The Company also recorded a full year's interest expense on the $8 million Trust Preferred securities issued in December 2000 and five months of expense for the additional $4 million issued in July of 2001.

These factors combined to cause a reduction in net interest income.

The Company's net interest spread and net yield on earning assets were 3.98% and 3.90% respectively, in 2001 as compared to 4.69% and 4.65% in 2000. Net interest spread represents the difference in the yield on earning assets and the rate paid on interest bearing liabilities. Net yield on earning assets is net interest income divided by average earning assets. As previously mentioned, margin contraction resulted from the asset sensitive bias of the balance sheet given the significant reduction in market interest rates coupled with asset quality deterioration. The decline in the average yield on earning assets, which fell from 9.76% in 2000 to 8.61% in 2001, reduced interest income significantly. The yield on loans was 9.39% in 2001, compared to 10.17% in 2000. The lower yield on loans was the primary factor driving the decrease in net interest margin. More detail on changes in interest income and interest expense due to changes in rates is shown on page 24.

The provision for loan losses was $6.4 million at December 31, 2001 compared to $2.6 million at December 31, 2000, a 141.9% increase. The increase in the provision was attributable to the increase in classified loans and net charge-offs. Net loan charge-offs were $3.5 million in 2001 compared to $1.7 million in 2000. Charge-offs increased due to increased losses in commercial, real estate and consumer loans. Loan classifications increased due to the economic downturn and management's aggressive identification actions on loans to borrowers which otherwise are able to make principal and interest payments, but, upon review, appear to have financial weaknesses. During the second half of 2001, additional emphasis was placed on reviewing and identifying weak and problem credits. Through extensive internal and outside loan review, significant problem loans were identified. Additional provisions for loan losses were necessary to provide an adequate allowance related to these loans.

Noninterest income increased $1.3 million, or 22.1%, to $7.0 million in 2001 from $5.7 million in 2000. Service charges on deposit accounts continue to be our largest source of noninterest income. These charges increased $880,000 or 32.9% in 2001 to $3.6 million. This compares to $2.7 million for 2000. The increase resulted from an increase in the number of accounts subject to service charges, repricing of certain customer services and a stronger emphasis on the collection of fees. Mortgage banking income increased $517,000 or 63.7% from 2000 levels, primarily due to growth in mortgage activity related to falling interest rates.

Noninterest expense increased $3.3 million, or 15.5%, to $24.4 million in 2001 from $21.1 million in 2000. Included in noninterest expense are increases in data processing expenses of $212,000 and occupancy expense of $642,000. Salaries and benefits increased from $11.2 million in 2000 to $12.1 million in 2001, or an increase of $968,000 or 8.7%. Also, included in noninterest expense is $505,000 in net losses of unconsolidated affiliates. Other increases in miscellaneous operating expenses totaled $1.1 million related to increases in loan fees expense, legal fees, and expenses related to other real estate.

Results of Operations Year ended December 31, 2000 Compared to the Year ended December 31, 1999

Net earnings were $4.2 million in 2000 compared to $3.5 million in 1999. Total revenues increased 32% while total expenses increased 33% during 2000 as compared to the prior year.

Net interest income increased $4.5 million, or 23%, to $24.6 million in 2000 from $20.1 million in 1999. The increase is a result of growth in average earning assets of our bank subsidiaries throughout the year, and the results of our branch expansion efforts.

The Company's net interest spread and net yield on earning assets were 4.69% and 4.65% respectively, in 2000 as compared to 4.66% and 4.71% in 1999. The increase in net interest spread was the result of yields on earning assets increasing faster than rates paid on interest bearing liabilities. The decrease in net yield on earning assets was the result of average interest bearing liabilities increasing more than average interest earning assets. Net interest spread represents the difference in the yield on earning assets and the rate paid on interest bearing liabilities. Net yield on earning assets is net interest income divided by average earning assets.

The provision for loan losses was $2.6 million in 2000 compared to $1.6 million in 1999, a 62.4% increase. The increase in the provision was attributable to the 15% increase in loans and an increase in net loan charge-offs. Net loan charge-offs were $1.7 million in 2000 compared to $0.6 million in 1999. Charge-offs increased due to increased losses in consumer, real estate and commercial loans.

Noninterest income increased $1.5 million, or 35%, to $5.7 million in 2000 from $4.3 million in 1999. Mortgage banking income declined $126,000 or 13% from 1999 levels, primarily due to reduction in mortgage activity related to rising interest rates.

Noninterest expense increased $4.0 million, or 24%, to $21.1 million in 2000 from $17.1 million in 1999. Included in noninterest expense are increases in data processing expenses of $474,000 and postage, freight and courier expense of $90,000. Other increases in other expenses are primarily a result of overall growth. Salaries and benefits increased from $9.2 million in 1999 to $11.2 million in 2000 or an increase of 21%.

Loans

The following table presents various categories of loans contained in our banks' loan portfolio for the periods indicated and the total amount of all loans for such period:

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Type of Loan					
Real estate-construction and development	$ 73,713	73,706	80,789	55,220	42,819
Real estate-1 to 4 family residential	181,675	181,723	157,820	140,138	121,928
Real estate other	68,089	63,450	49,708	12,555	26,956
Commercial, financial and agricultural	142,122	131,548	102,385	71,070	38,977
Consumer	57,517	58,156	50,643	45,431	41,941
Other	1,115	1,396	1,744	746	208
Total loans	524,231	509,979	443,089	325,160	272,829
Unearned income and deferred fees	(1,986)	(2,762)	(2,773)	(3,613)	(3,451)
Net loans	$522,245	507,217	440,316	321,547	269,378

Loan growth was $15.0 million, or 3.0%, during 2001, and $66.9 million, or 15.2%, during 2000. Loan growth was less in 2001 primarily as a result of declining economic conditions. Furthermore, managements' focus on managing asset quality issues detracted from business development efforts.

At December 31, 2001, 1-4 family residential real estate loans constituted 34.7% of total loans and construction and development loans constituted 14.1% of total loans. Construction and development loans typically involve 1-4 family residential properties or loans to develop subdivisions of such properties. More than half of our construction and development loans are made to finance speculative construction by builders. The remaining builder loans are for custom-built homes with sales contracts in place. Most of our real estate loans are secured by properties located in the primary service areas of our banks.

The following is a presentation of an analysis of maturities of loans as of December 31, 2001:

Type of Loan	Due in 1 year or less	Due in 1 to 5 Years	Due After 5 Years	Total
	(In thousands)			
Real estate-construction & development	$ 65,126	8,587	-	73,713
Real estate-1-4 family residential	96,160	73,448	12,067	181,675
Real estate-other	27,371	31,682	9,036	68,089
Commercial, financial and agricultural	87,556	51,073	3,493	142,122
Consumer	25,794	31,523	200	57,517
Other	745	369	1	1,115
Total	$302,752	196,682	24,797	524,231

At December 31, 2001, $210 million in loans due after one year had predetermined interest rates and $11 million in loans due after one year had floating interest rates.

It is our philosophy to pursue real estate lending as our core type of lending relationship. Of our combined loan portfolio, 61.7% is secured by residential and other real estate.

Provision for Loan Losses and Asset Quality

The provision for loan losses represents charges made to earnings to maintain an adequate allowance for loan losses. The allowance is maintained at an amount believed by management to be sufficient to absorb inherent losses in the loan portfolio. Factors considered in establishing an appropriate allowance include an assessment of the financial condition of the borrower, a determination of the value and adequacy of underlying collateral, the condition of the local economy and the condition of the specific industry of the borrower, an analysis of the levels and trends of loan categories, and a review of delinquent and classified loans. We apply a systematic process for determining the adequacy of the allowance for loan losses, including an internal loan review function and a monthly analysis of the adequacy of the allowance. Our monthly analysis includes determination of specific potential loss factors on individual classified loans, historical potential loss factors derived from actual net charge-off experience and trends in nonperforming loans, and potential loss factors for other loan portfolio risks such as loan concentrations, local economy, and the nature and volume of loans.

An analysis of our loss experience, is furnished in the following table for the periods indicated:

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in thousands)				
Balance at beginning of year	$ 6,137	5,146	4,012	3,214	1,386
Increase due to acquisitions	--	58	152	--	1,229
Loans charged-off:					
Real estate-construction & development	(258)	(73)	--	(65)	--
Real estate-1 to 4 single family	(295)	(414)	(117)	(45)	(23)
Real estate-other	(608)	(62)	--	--	(90)
Commercial, financial & agricultural	(1,553)	(614)	(123)	(54)	(35)
Consumer	(1,052)	(704)	(518)	(324)	(721)
Other	(137)	--	--	(24)	--
Total charge-offs	$ (3,903)	(1,867)	(758)	(512)	(869)
Charge-offs recovered:					
Real estate - construction & development	19	--	--	21	--
Real estate - 1-4 single family	34	5	9	2	11
Real estate – other	29	32	--	--	--
Commercial	112	10	19	5	1
Consumer	156	117	89	76	66
Other	62	--	--	18	--
Total recoveries	$ 412	164	117	122	78
Net loans charged-off	(3,491)	(1,703)	(641)	(390)	(791)
Current year provision	6,377	2,636	1,623	1,188	1,390
Balance at end of year	$ 9,023	6,137	5,146	4,012	3,214
Loans at year end	$522,245	507,217	440,316	321,547	269,378
Ratio of allowance to loans at year end	1.72%	1.21%	1.17%	1.25%	1.19%
Average loans	$512,918	476,339	374,716	293,665	184,792
Ratio of net loans charged off to average loans	0.68%	0.35%	0.17%	0.13%	0.43%

The recorded values of loans actually removed from the consolidated balance sheets are referred to as charge-offs and, after netting out recoveries on previously charged-off assets, become net charge-offs. Our policy is to charge off loans, when, in management's opinion, the loan is deemed uncollectible, although concerted efforts are made to maximize recovery. Our level of net charge-offs to average loans was 0.68% in 2001 and 0.35% in 2000. Charge-offs were higher due to real estate foreclosures and consumer bankruptcies in 2001. Recessionary economic conditions, locally and on a national level, have adversely affected borrowers, particularly those that were marginally capitalized. During 2001, the provision for loan losses of

$6.4 million was $3.7 million more than the preceding year. Factors which gave rise to the increased provision in 2001 were primarily a substantial increase in loan losses and non-performing loans.

The level of non-performing loans is an important element in assessing asset quality and the relevant risk in the credit portfolio. Non-performing loans include non-accrual loans, restructured loans and loans delinquent 90 days or more. Loans are classified as non-accrual when management believes that collection of interest is doubtful. When loans are placed on nonaccrual status, all unpaid accrued interest is reversed. Another element associated with asset quality is foreclosed properties, (carried as other real estate on the balance sheet), which represent real estate or personal property acquired through loan defaults by customers.

The following table presents information regarding nonaccrual, past due and restructured loans, and foreclosed properties at the dates indicated:

	December 31,				
	2001	2000	1999	1998	1997
	(Dollars in Thousands)				
Loans accounted for on a non-accrual basis	$ 12,625	5,608	2,446	1,745	1,561
Accruing loans which are contractually past due 90 days or more as to principal and interest payments	1,168	345	241	467	86
Restructured loans (1)	252	-	693	652	443
Total nonperforming loans	14,045	5,953	3,380	2,864	2,090
Foreclosed properties	7,330	3,142	2,400	610	630

(1) As of December 31, 2001, all restructured loans were in compliance with their modified terms.

Non-performing loans were 2.7% and 1.2% of loans at December 31, 2001 and 2000, respectively. The dollar increase in non-performing loans during 2001 is due to a growing and maturing portfolio, along with conditions in the marketplace. Additional interest income of approximately $855,000 in 2001, $499,000 in 2000, $125,000 in 1999, $121,000 in 1998, and $79,000 in 1997 would have been recorded if all loans accounted for on a non-accrual basis had been current in accordance with their original terms. No interest income has been recognized during the five year period ended December 31, 2001 on loans that have been accounted for on a non-accrual basis.

Management has internally classified approximately $4 million in loans as substandard based upon other possible credit problems. These loans are not included in the above amounts. These loans are performing loans but are classified as substandard due to payment history, decline in the borrowers' financial position or decline in collateral value. Loans classified as substandard are inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Loans so classified must have a well-defined weakness or weakness that jeopardize the liquidation of the debt. Loans classified as doubtful have all the weaknesses inherent in one classified substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Loans classified as loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted.

As of December 31, 2001, there are no loans classified by our regulators or management as loss, doubtful or substandard that have not been disclosed above or which represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

Non-performing loans, net charge-offs and foreclosed properties increased substantially during 2001. However, management believes the allowance for loan losses and the carrying value of foreclosed properties is properly stated at December 31, 2001. Substantial resources have been devoted to identifying, grading and valuing problem assets during 2001. Although it is likely that the Company will continue to have asset quality problems in 2002, management believes that identifiable problem assets have been appropriately provided for in the accompanying financial statements.

The allocation of the allowance for loan losses by loan category at December 31, for the years indicated is presented below:

	As of December 31,					
	2001		2000		1999	
	Amount	Percent of Allowance to Total Allowance	Amount	Percent of Allowance to Total Allowance	Amount	Percent of Allowance to Total Allowance
Real estate - construction & development...........	$1,444	16%	1,227	20%	1,029	20%
Real estate - 1-4 single family	541	6%	430	7%	257	5%
Real estate - other.....	722	8%	368	6%	309	6%
Commercial, financial and agricultural...........	3,519	39%	1,289	21%	1,132	22%
Consumer................	2,166	24%	1,964	32%	1,647	32%
Other.......................	180	2%	123	2%	103	2%
Unallocated.............	451	5%	736	12%	669	13%
Total	$9,023	100%	6,137	100%	5,146	100%

As of December 31, 2001, real estate mortgage loans constituted 61.7% of outstanding loans. Approximately $136 million, or 42%, of this category represents first mortgage residential real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. We have $73.7 million in construction and development loans, which are primarily related to the home building industry in Shelby, Williamson, Davidson and Sumner Counties, Tennessee. The remaining portion of this category consists primarily of commercial real estate loans. Risk of loss for these loans is generally higher than residential loans. Therefore, management has allocated a significant portion of the allowance for loan losses to this category.

Securities

Our banks' securities portfolios are primarily used as a source of liquidity. Total securities were $55.5 million at year-end 2001, which is up $31.6 million from year-end 2000. The securities portfolios comprised 8.3% of total assets at year-end 2001. Our banks' policy guidelines are designed to minimize credit, market and liquidity risk. Securities generally must be investment grade or higher to be purchased. Over the last year, a majority of newly-purchased securities have been designated as available for sale to increase flexibility for asset liability management. Approximately 32.1% of securities held at year-end 2001 were pledged to secure public deposits and for other purposes as required or permitted by law. Other than commitments to originate or sell mortgage loans, our banks do not invest in off-balance sheet or derivative financial instruments.

We invest primarily in obligations of the United States or obligations guaranteed as to principal and interest by the United States, other taxable securities and in certain obligations of states, counties and municipalities ("SCM"). The majority of the mortgage-backed securities are instruments of U.S. Government agencies. In addition, we enter into federal funds transactions with our principal correspondent banks, and act as a net seller of such funds. We do not hold securities of any single issuer that exceeded ten percent of shareholders' equity.

The following tables present, for the periods indicated, the carrying amount of our securities portfolio, including mortgage-backed securities, segregated into available for sale and those held to maturity categories.

	At December 31,		
	2001	2000	1999
	(Dollars in thousands)		
Available for sale:			
U.S. Government and agencies	$25,222	9,888	10,378
Obligations of SCM	3,933	2,866	2,727
Mortgage-backed	10,467	1,246	1,464
Other debt securities	1,863	233	262
Marketable equity securities	1,329	1,333	1,268
Total available for sale	42,814	15,566	16,099
Held to maturity:			
U.S. Government and agencies	6,297	4,600	2,560
Obligations of SCM	918	654	230
Mortgage-backed	2,912	3,171	3,844
Other debt securities	2,608	-	43
Total held to maturity	12,735	8,425	6,677
Total securities	$55,549	23,991	22,776

The following table indicates, for the year ended December 31, 2001, the amount of investments due in (1) one year or less, (2) one to five years, (3) five to ten years, and (4) over ten years:

	1 yr or less Balance	Yield	1 to 5 yrs Balance	Yield	5 to 10 yrs Balance	Yield	Over 10 yrs Balance	Yield	Total Balance
				(Dollars in Thousands)					
Available for sale:									
U.S. Government and agencies	$503	5.62%	18,293	5.20%	5,711	5.71%	715	6.21%	25,222
Obligations of SCM	-	-	333	4.52%	1,412	4.76%	2,188	4.89%	3,933
Mortgage-backed	28	6.40%	7,155	5.27%	1,137	5.73%	2,147	5.22%	10,467
Marketable equity securities(2)	-	-	-	-	-	-	1,329	6.90%	1,329
Other	-	-	-	-	-	-	1,863	6.65%	1,863
Held to maturity:									
U.S. Government and agencies	100	6.28%	1,710	5.06%	3,906	6.36%	581	5.56%	6,297
Obligations of SCM	-	-	45	4.15%	358	5.02%	515	4.26%	918
Mortgage-backed	-	-	-	-	-	-	2,912	6.19%	2,912
Other							2,608	8.90%	2,608
Totals	$631		27,536		12,524		14,858		55,549

(1) Yields are presented based on adjusted cost basis of securities available for sale. Yields based on carrying value would be higher since fair value is less than adjusted cost.
(2) Marketable equity securities are included in the over 10 year category as there is no maturity.

Deposits and Borrowings

Deposits are our primary source of funding loans. Depending upon current market rates, we may from time to time use FHLB borrowings to complement our funding needs. See Liquidity and Interest Rate Sensitivity. We believe we have the ability to generate deposit growth within our local markets as loan demand dictates. Our long-term strategy has been to match the competition on popular deposit products such as money market demand accounts and certificates of deposit. FHLB advances, while typically more costly than deposit funding, are typically the lowest cost borrowed funds available to institutions such as our banks. As of December 31, 2001, the balance of FHLB borrowings totaled $50.9 million, none of which mature before December 31, 2002.

Total deposits grew at a rate of 4.8% during 2001, resulting from the maturing of our newer branch locations and more attractive pricing for deposits. Deposit growth was greater than loan growth in 2001, resulting in a decrease in loan to deposit ratio from 96.8% at year end 2000 to 95.0% at year end 2001. The increase in deposit growth over loan growth resulted in an increase of securities of $31.6 million at the end of 2001.

We operate retail bank branches in twelve (12) different Tennessee counties, have fifty percent (50%) ownership of a stand-alone federal savings bank in one Kentucky county through a joint venture, and have fifty percent (50%) ownership of a *de novo* bank in Nashville, Tennessee through a joint venture. Each local market has its own unique deposit customer base. Deposit growth has been strong in the communities where new additional branches have been established. In general, large certificate of deposit customers tend to be more sensitive to interest rate levels, making these deposits less reliable sources of funding from liquidity planning purposes than core deposits. We have normally had to pay a small premium for these types of deposits above current rates. However, we believe that we have long-term customers who maintain substantial deposits with our banks based upon personal relationships with each bank's officers and employees.

Average amount of and average rate paid for our deposits for year-end 1999, 2000 and 2001 are represented by deposit category on the table on pages 24 through 25 of this section of the documents.

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and respective maturities for the year ended December 31, 2001:

	Time Certificates of Deposit
	(In thousands)
3 months or less	$ 30,798
3-12 months	96,151
Over 12 months	18,536
Total	$145,485

CUMBERLAND BANCORP, INC. AND SUBSIDIARIES
Consolidated Average Balance Sheets, Net Interest Revenue and Changes in Interest Income and Interest Expense

The following table shows the consolidated average monthly balances of each principal category of assets, liabilities, and shareholders' equity of the Company, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates.

(Dollars in Thousands)

	2001			2000			2001/2000 Change		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume	Due to Rate (1)	Total
Net loans (2 and 3)	$ 512,918	9.39%	$ 48,155	476,339	10.17%	48,465	3,722	(4,032)	(310)
Securities	32,344	6.05%	1,958	23,468	6.55%	1,537	581	(160)	421
Federal funds sold	37,222	3.30%	1,227	18,419	6.00%	1,106	1,129	(1,008)	121
FHLB and FRB stock	4,513	8.27%	373	3,711	6.63%	246	53	74	127
Interest-bearing deposits in banks	26,739	4.31%	1,152	7,442	3.99%	297	770	85	855
Total earning assets	613,736	8.61%	$ 52,865	529,379	9.76%	51,651	6,255	(5,041)	1,214
Cash and due from banks	20,295			17,330					
Allowance for loan losses	(7,027)			(5,635)					
Other assets	44,686			35,548					
Total assets	$ 671,690			576,622					
Deposits:									
NOW investments	$ 40,467	2.29%	925	41,568	2.31%	960	(25)	(10)	(35)
Money market investments	106,954	3.42%	3,656	93,008	4.97%	4,623	693	(1,660)	(967)
Savings	15,819	2.86%	453	16,288	2.79%	454	(13)	12	(1)
Time deposits $100,000 and over	126,854	5.40%	6,851	97,140	6.15%	5,975	1,828	(952)	876
Other time deposits	211,014	6.04%	12,745	196,611	6.10%	12,002	879	(136)	743
Total interest-bearing deposits	501,108	4.92%	24,630	444,615	5.40%	24,014	3,362	(2,746)	616
Non interest-bearing demand deposits	49,461		-	41,093		-			
Total deposits	550,569	4.47%	24,630	485,708	4.94%	24,014	3,362	(2,746)	616
Fed Funds purchased	6,305	4.23%	267	5,345	5.82%	311	56	(100)	(44)
Notes payable	7,934	8.00%	635	7,950	7.50%	596	(1)	40	39
FHLB advances and other borrowings	49,736	5.29%	2,629	34,142	6.26%	2,136	10	483	493
Trust preferred securities	9,600	7.71%	740	-	-	-	740	-	740
Total deposits and borrowed funds	624,144	4.63%	28,901	533,145	5.07%	27,057	4,167	(2,323)	1,844
Other liabilities	7,490			6,111					
Shareholders' equity	40,056			37,366					
Total liabilities and shareholders' equity	$ 671,690			576,622					
Net interest income			$ 23,964			$ 24,594	2,088	(2,718)	(630)
Net yield on earning assets		3.90%			4.65%				

1 Changes in interest income and expense not due solely to balance or rate changes are included in the rate category.
2 Interest income includes fees on loans of $2,283 in 2001 and $3,164 in 2000.
3 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.
4 No taxable equivilent adjustments have been made since the effect of tax exempt income is insignificant.

CUMBERLAND BANCORP, INC. AND SUBSIDIARIES
Consolidated Average Balance Sheets, Net Interest Revenue and Changes in Interest Income and Interest Expense

The following table shows the consolidated average monthly balances of each principal category of assets, liabilities and stockholders' equity of the Company, and an analysis of net interest revenue, and the change in interest income and interest expense segregated into amounts attributable to changes in volume and changes in rates.

(Dollars in Thousands)

	2000			1999			2000/1999 Change		
	Average Balance	Interest Rate	Revenue/ Expense	Average Balance	Interest Rate	Revenue/ Expense	Due to Volume	Due to Rate (1)	Total
Net loans (2 and 3)	$ 476,339	10.17%	$ 48,465	374,714	9.75%	36,528	9,907	2,030	11,937
Securities	23,468	6.55%	1,537	25,886	5.80%	1,502	(140)	175	35
Federal funds sold	18,419	6.00%	1,106	15,046	4.72%	710	159	237	396
FHLB and FRB stock	3,711	6.63%	246	2,921	6.85%	200	54	(8)	46
Interest-bearing deposits in banks	7,442	3.99%	297	7,824	3.23%	253	(12)	56	44
Total earning assets	529,379	9.76%	$ 51,651	426,391	9.19%	39,193	9,968	2,490	12,458
Cash and due from banks	17,330			8,903					
Allowance for loan losses	(5,635)			(4,196)					
Other assets	35,548			22,278					
Total assets	$ 576,622			453,376					
Deposits:									
NOW investments	$ 41,568	2.31%	$ 960	35,889	2.38%	854	135	(29)	106
Money market investments	93,008	4.97%	4,623	90,045	4.53%	4,082	134	407	541
Savings	16,288	2.79%	454	15,090	3.06%	462	37	(45)	(8)
Time deposits $100,000 and over	97,140	6.15%	5,975	65,587	5.20%	3,411	1,641	923	2,564
Other time deposits	196,611	6.10%	12,002	149,464	5.51%	8,241	2,600	1,161	3,761
Total interest-bearing deposits	444,615	5.40%	24,014	356,075	4.79%	17,050	4,547	2,417	6,964
Non interest-bearing demand deposits	41,093			31,866					
Total deposits	485,708	4.94%	24,014	387,941	4.39%	17,050	4,547	2,417	6,964
Fed Funds purchased	5,345	5.82%	311	2,334	5.06%	118	152	41	193
Notes payable	7,950	7.50%	596	7,293	7.93%	578	52	(34)	18
FHLB advances and other borrowings	34,142	6.26%	2,136	24,850	5.56%	1,381	5	750	755
Total deposits and borrowed funds	533,145	5.07%	27,057	422,418	4.53%	19,127	4,756	3,174	7,930
Other liabilities	6,111			3,760					
Stockholders' equity	37,366			27,200					
Total liabilities and stockholders' equity	$ 576,622			453,378					
Net interest income			$ 24,594			$ 20,066	5,212	(684)	4,528
Net yield on earning assets		4.65%			4.71%				

1 Changes in interest income and expense not due solely to balance or rate changes are included in the rate category.
2 Interest income includes fees on loans of $3,164 in 2000 and $2,551 in 1999.
3 Nonaccrual loans are included in average loan balances and the associated income (recognized on a cash basis) is included in interest.
4 No taxable equivilent adjustments have been made since the effect of tax exempt income is insignificant.

Equity and Capital Resources

Our capital ratio's were in the "well capitalized" category for all three regulatory capital calculations at December 31, 2001. Our leverage capital ratio was 7.47% in 2001 and 7.42% in 2000, with shareholders' equity of $39.3 million at year-end 2001.

The Company issued $8,000,000 of capital trust securities in December 2000, and another $4,000,000 during July 2001. As disclosed in note 15 to the consolidated financial statements, these securities are included in Tier I Capital, with certain limitations. Their holders are also entitled to receive distributions based on a variable interest rate applied to the original investment.

In September 1999, we completed an Initial Public Offering (IPO) of 1,400,000 shares of our common stock at a price of $6.25 per share for a total consideration of $8,500,000, before fees and expenses. In connection with the purchase of the two branches from a financial institution, we issued 94,000 shares valued at $588,000. To purchase the minority interest shares of Bank of Dyer in 1999 we issued 15,408 shares of stock valued at approximately $99,000. On January 31, 2001, the Company issued 53,250 shares to purchase the remaining interest in Bank of Mason.

Items that represent common stock equivalents include 902,290 common stock options outstanding at December 31, 2001. At December 31, 2001, there were 109,580 additional common shares available for grant under the stock option plan. We plan to continue granting stock options to selected officers, directors, and other key employees.

Return on Equity and Assets

Returns on average consolidated assets and average consolidated equity for the periods indicated are as follows:

	Years Ended December 31,		
	2001	2000	1999
Return on average assets	0.03%	0.72%	0.77%
Return on average equity	0.52%	11.13%	12.91%
Average equity to average assets ratio	5.96%	6.48%	6.00%
Dividend payout ratio	3.00%	0.33%	-

Liquidity

It is a primary concern to depositors, creditors, and regulators that banks demonstrate the ability to have readily available funds sufficient to repay fully-maturing liabilities. Our liquidity, represented by cash and cash due from banks, is a result of our operating, investing and financing activities. In order to insure funds are available at all times, we devote resources to projecting on a monthly basis the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets, which are generally matched to correspond to the maturity of liabilities.

Our banks have liquidity policies and, in the opinion of management, the overall liquidity level is considered adequate. Neither we, nor our banks, are subject to any specific liquidity requirements imposed by regulatory authorities. Our banks are subject to general Federal Reserve guidelines, which do not require a minimum level of liquidity. The ratio for average loans to average deposits for 2000 was 98.1% and for 2001 was 93.2%. We do not know of any trends or demands that are reasonably likely to result in liquidity increasing or decreasing.

Interest Rate Sensitivity

A key element in the financial performance of financial institutions is the level and type of interest rate risk assumed. The single most significant measure of interest rate risk is the relationship of the repricing periods of earning assets and interest-bearing liabilities. The more closely the repricing periods are correlated, the less interest rate risk we assume. In general, community bank customer preferences tend to push the average repricing period for costing liabilities to a shorter time frame than the average repricing period of earning assets, resulting in a net liability sensitive position in time frames less than one year. A summary of the repricing schedule of our interest earning assets and interest-bearing liabilities (GAP) at year-end 2001 follows:

	1-90 Days	91-365 Days	1-5 years	Over 5 Years	Total
Interest earning assets:					
Loans, net	$170,554	135,833	194,754	21,104	522,245
Securities available for sale	10,114	12,130	15,713	4,857	42,814
Securities held to maturity	2,888	659	2,639	6,549	12,735
Federal funds sold	19,531	-	-	-	19,531
Interest-earning deposits	635	3,928	-	-	4,563
Total interest earning assets	203,722	152,550	213,106	32,510	601,888
Interest bearing liabilities:					
Interest bearing demand deposits	174,328	-	-	-	174,328
Savings deposits	18,572	-	-	-	18,572
Time deposits	83,403	170,590	50,107	29	304,129
FHLB borrowings	-	-	8,852	42,000	50,852
Notes payable	2,000	-	859	4,800	7,659
Federal funds purchased	1,675	-	-	-	1,675
Trust preferred securities	12,000	-	-	-	12,000
Total interest bearing liabilities	291,978	170,590	59,818	46,829	569,215
Rate sensitive gap	$(88,256)	(18,040)	153,288	(14,319)	32,673
Rate sensitive cumulative gap	(88,256)	(106,296)	46,992	32,673	32,673
Cumulative gap as a percentage of earnings assets	(14.66)%	(17.66)%	7.80%	5.42%	

Cumberland Bancorp's primary business is banking and the resulting earnings, primarily net interest income, are susceptible to changes in market interest rates. Net interest income represented 77% of net revenues (net interest income and noninterest income) for 2001. Likewise, it is management's goal to maximize net interest income within acceptable levels of interest rate and liquidity risks. Repricing gap (the difference between assets and liabilities that reprice within a specific time period) and simulation modeling (projecting net interest income under various interest rate scenarios and balance sheet assumptions) are the primary methods the bank uses in analyzing and managing interest rate risk.

Gap analysis attempts to capture the amounts and timing of balances exposed to changes in interest rates at a given point in time. Although our gap table shows a liability sensitive bias, our position is a bias towards asset sensitivity. The amount of change our deposit base realizes in relation to the total change in market interest rates is significantly less than that of the asset base. When this is taken into account, repricing assets are substantially shorter in the three and six month time horizons with a more evenly matched one year gap.

Simulation modeling projects net interest income under various interest rate scenarios based on the optionality inherent in the balance sheet. At December 31, 2001, with rates unchanged, net interest income is projected to increase 13% over 2001, resulting from the continued repricing of funding sources. The 100 basis points immediate rise in interest rates produces a 17% increase in net interest income. This assumes management's ability to control interest expense.

Both methods are inherently uncertain and cannot precisely estimate net interest income nor predict the impact of changes in market interest rates on net interest income. As such, investors are cautioned not to place undue reliance on such estimates and models.

As shown in the table, we have a cumulative GAP of approximately (14.66)% and (17.66)% at the end of 90 days and one year, respectively. Management believes that this level of GAP is appropriate since many of the liabilities that are immediately repriceable can be effectively repriced more slowly than the assets which are contractually immediately repriceable in a rising rate environment. Conversely, those liabilities can often be repriced downward more rapidly than contractually required assets repricing in a downward rate environment. The degree to which management can control the rate of change in deposit liabilities, which are immediately repriceable, is affected to a large extent by the speed and amount of interest rate movements.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

Our primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of our operations, we do not maintain any foreign currency exchange or commodity price risk.

The following table provides information about our financial instruments that are sensitive to changes in interest rates as of December 31, 2001. These market risk sensitive instruments have been entered into by us for purposes other than trading. We do not hold market risk sensitive instruments for trading purposes. Amounts described below do not take into account possible loan, security, or interest bearing deposit renewals or repricing for such renewals. The information provided by this table should be read in connection with our audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operation.

EXPECTED MATURITY DATE -
YEAR ENDING DECEMBER 31,

(Dollars in Thousands)	2002	2003 to 2004	2005 to 2006	2007 THEREAFTER	TOTAL	FAIR VALUE
EARNING ASSETS:						
Loans, net of unearned interest:(1)						
Variable rate	146,139	5,688	2,969	75	154,871	155,002
Average interest rate	6.04%	8.30%	7.80%	5.03%	6.16%	
Fixed rate	156,579	105,618	85,197	19,980	367,374	372,818
Average interest rate	8.07%	8.50%	8.33%	7.43%	8.22%	
Securities(2)	21,081	14,372	9,087	11,009	55,549	55,628
Average interest rate	5.31%	5.35%	6.37%	5.80%	5.59%	
Federal funds sold	19,531	-	-	-	19,531	19,531
Average interest rate	1.75%	-	-	-	1.75%	
Interest-earning deposits in financial institutions	4,563	-	-	-	4,563	4,563
Average interest rate	2.13%	-	-	-	2.13%	
Interest-bearing deposits	446,893	38,042	12,065	29	497,029	501,192
Average interest rate	3.14%	5.17%	6.58%	4.00%	3.38%	
Federal funds purchased	1,675	-	-	-	1,675	1,675
Average interest rate	1.75%	-	-	-	1.75%	
Other borrowings	-	852	2,000	55,659	58,511	61,001
Average interest rate	-	4.53%	4.93%	5.29%	5.27%	

(1) Loan amounts and weighted average interest rates for loans net out any undisbursed loan proceeds, make no assumptions about loan prepayments, and do not include the allowance for loan losses.

(2) Securities include our investment in obligations of certain political subdivisions within the State of Tennessee. Average interest rates have not been adjusted for any federal, state, or municipal tax liability that we may incur.

ITEM 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cumberland Bancorp, Incorporated

We have audited the consolidated balance sheets of Cumberland Bancorp, Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cumberland Bancorp, Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United State of America.

Heathcott & Mullaly, P.C.
Brentwood, Tennessee
March 1, 2002

CUMBERLAND BANCORP, INCORPORATED AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2001 and 2000

(Dollars in thousands, except share amounts)		2001	2000
Assets:			
Cash and due from banks	$	20,868	22,280
Interest-bearing deposits in financial institutions		4,563	14,988
Federal funds sold		19,531	33,025
Securities available for sale, at fair value		42,814	15,566
Securities held to maturity, fair value $12,814 and $8,405 at December 31, 2001 and 2000, respectively		12,735	8,425
Loans, net of unearned income		522,245	507,217
Allowance for loan losses		(9,023)	(6,137)
Loans, net		513,222	501,080
Premises and equipment, net		23,871	23,467
Accrued interest receivable		4,693	5,644
Restricted equity securities		4,719	4,226
Investment in unconsolidated affiliates		5,195	4,983
Other real estate		7,330	3,142
Loan servicing rights		327	985
Other intangible assets		1,597	1,577
Other assets		6,046	4,069
Total assets	$	667,511	643,457
Liabilities and Shareholders' Equity:			
Deposits			
Noninterest-bearing	$	52,395	46,629
Interest-bearing		497,029	477,513
Total deposits		549,424	524,142
Notes payable		7,659	8,749
Federal funds purchased		1,675	9,575
Advances from Federal Home Loan Bank		50,852	46,211
Accrued interest payable		3,994	4,694
Trust preferred securities		12,000	8,000
Other liabilities		2,594	2,610
Total liabilities		628,198	603,981
Shareholders' equity:			
Common stock, $0.50 par value, authorized 40,000,000 shares; shares issued - 13,808,236 in 2001 and 13,787,256 in 2000		6,904	3,447
Additional paid-in capital		22,289	25,526
Retained earnings		10,061	10,682
Accumulated other comprehensive income (loss)		59	(179)
Total shareholders' equity		39,313	39,476
Total liabilities and shareholders' equity	$	667,511	643,457

See accompanying notes to consolidated financial statements.

CUMBERLAND BANCORP, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Earnings

Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands, except per share data)	2001	2000	1999
Interest income:			
Loans, including fees	$ 48,155	48,465	36,528
Securities	1,958	1,537	1,502
Deposits in financial institutions	1,152	297	253
Federal funds sold	1,227	1,106	710
Federal Home Loan Bank dividends	373	246	200
Total interest income	52,865	51,651	39,193
Interest expense:			
Time deposits of $100,000 or more	6,851	5,975	3,411
Other time deposits	17,779	18,039	13,639
Federal funds purchased	267	311	118
Other borrowings	4,004	2,732	1,959
Total interest expense	28,901	27,057	19,127
Net interest income	23,964	24,594	20,066
Provision for loan losses	6,377	2,636	1,623
Net interest income after provision for loan losses	17,587	21,958	18,443
Other income:			
Service charges on deposit accounts	3,551	2,671	1,683
Other service charges, commissions and fees	1,887	1,787	1,206
Mortgage banking activities	1,328	811	937
Gain on sale of SBA loans	282	502	464
Total other income	7,048	5,771	4,290
Other expenses:			
Salaries and employee benefits	12,137	11,169	9,206
Occupancy	3,367	2,725	2,327
Deposit insurance premiums	152	211	209
Other operating	8,752	7,027	5,367
Total other expenses	24,408	21,132	17,109
Income before income taxes	227	6,597	5,624
Income tax expense	18	2,436	2,113
Net earnings	$ 209	4,161	3,511
Net earnings per share - basic	$ 0.02	0.30	0.28
Net earnings per share – diluted	0.01	0.30	0.27
Weighted average shares outstanding – basic	13,813,774	13,767,312	12,496,260
Weighted average shares outstanding – diluted	14,019,794	14,021,926	12,775,772

See accompanying notes to consolidated financial statements.

CUMBERLAND BANCORP, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31, 2001, 2000 and 1999

(Dollars in thousand, except per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 1998	5,486,035	$2,743	9,380	10,026	(90)	22,059
Proceeds from sale of common stock (private placement)	100,000	50	950	-	-	1,000
10% stock dividend	507,305	254	6,087	(6,341)	-	-
Cash dividend on fractional shares	-	-	-	(2)	-	(2)
Proceeds from sale of common stock, net of offering costs	666,711	333	7,800	-	-	8,133
Exercise of stock options	42,865	21	236	-	-	257
Issuance of common stock in connection with the acquisition of McMinnville branch	47,000	24	564	-	-	588
Issuance of common stock in connection with the acquisition of minority interest of Bank of Dyer	7,704	4	93	-	-	97
Comprehensive Income:						
Net earnings	-	-	-	3,511	-	-
Other comprehensive income:						
Change in unrealized loss on securities available for sale, net of $281 in income taxes	-	-	-	-	(368)	-
Total Comprehensive Income						3,143
Balance, December 31, 1999	6,857,620	3,429	25,110	7,194	(458)	35,275
Additional shares issued for Bank of Dyer	-	-	-	15	-	15
Proceeds from sale of common stock	34,678	17	410	-	-	427
Exercise of stock options	1,330	1	6	-	-	7
Dividends $0.05 per share	-	-	-	(688)	-	(688)
Comprehensive income:						
Net earnings	-	-	-	4,161	-	-
Other comprehensive income:						
Change in unrealized loss on securities available for sale, net of $171 in income taxes	-	-	-	-	279	-
Total Comprehensive Income	-	-	-	-	-	4,440
Balance, December 31, 2000	6,893,628	3,447	25,526	10,682	(179)	39,476
Purchase and retirement of common stock	(47,000)	(24)	(259)	-	-	(283)
Issuance of common stock in connection with the acquisition of minority interest of Bank of Mason	53,250	27	453	-	-	480
Two for one stock split	6,899,878	3,450	(3,450)	-	-	-
Exercise of stock options	8,480	4	19	-	-	23
Dividends $0.06 per share	-	-	-	(830)	-	(830)
Comprehensive Income:						
Net earnings	-	-	-	209	-	-
Other comprehensive income:						
Change in unrealized loss on securities available for sale, net of $146 in income taxes	-	-	-	-	238	-
Total Comprehensive Income	-	-	-	-	-	447
Balance, December 31, 2001	13,808,236	$6,904	22,289	10,061	59	39,313

See accompanying notes to consolidated financial statements.

CUMBERLAND BANCORP, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

(Dollars in thousands)		2001	2000	1999
Net earnings	$	209	4,161	3,511
Adjustments to reconcile net earnings				
to net cash provided by operating activities:				
Provision for loan losses		6,377	2,636	1,623
Depreciation and amortization		1,876	1,543	1,367
Operations of unconsolidated affiliates		505	308	104
Mortgage loans originated for sale		(47,277)	(65,311)	(51,740)
Proceeds from sale of mortgage loans		42,396	66,196	52,494
Deferred income tax benefits		(133)	(423)	(467)
(Increase) decrease in accrued interest receivable		951	(1,571)	(877)
Increase (decrease) in accrued interest payable and other liabilities		(716)	1,556	1,635
Other, net		(1,873)	(3,050)	(3,169)
Total adjustments		2,106	1,884	970
Net cash provided by operating activities		2,315	6,045	4,481
Cash flows from investing activities:				
Net (increase) decrease in interest-bearing deposits in financial institutions		10,425	(9,592)	16,600
(Increase) decrease in federal funds sold		13,494	(21,775)	3,000
Purchases of securities available for sale		(38,118)	(639)	(3,635)
Proceeds from maturities and calls of securities available for sale		11,108	1,171	4,560
Purchases of securities held to maturity		(11,632)	(3,902)	(1,350)
Proceeds from maturities and redemptions of securities held to maturity		7,322	2,147	4,079
Net increase in loans		(21,768)	(69,431)	(109,825)
Cash received in purchase of branch, net		-	-	3,746
Investment in unconsolidated affiliates		(212)	(2,904)	(1,935)
Purchases of premises and equipment		(2,166)	(10,329)	(3,627)
Proceeds from sale of other real estate		3,942	1,175	1,346
Net cash used by investing activities		(27,605)	(114,079)	(87,041)
Cash flows from financing activities:				
Net increase in deposits		25,282	88,890	58,375
Increase (decrease) in federal funds purchased		(7,900)	7,300	2,275
Increase in advances from Federal Home Loan Bank		4,641	6,657	21,581
Proceeds from notes payable		-	4,325	675
Repayments of notes payable		(1,090)	(3,031)	(453)
Proceeds from issuance of trust preferred securities		4,000	8,000	-
Dividends paid		(795)	(516)	-
Repurchase and retirement of common stock		(283)	-	-
Proceeds from issuance of common stock		23	434	9,390
Net cash provided by financing activities		23,878	112,059	91,843
Net increase (decrease) in cash		(1,412)	4,025	9,283
Cash and cash equivalents at beginning of year		22,280	18,255	8,972
Cash and cash equivalents at end of year	$	20,868	22,280	18,255
Supplemental disclosure of cash flow information:				
Interest paid	$	29,601	25,435	18,626
Income taxes paid		1,627	3,097	2,660
Non-Cash Activities:				
Issuance of common stock – due to acquisitions	$	480	15	685
10% stock dividend		-	-	6,341
Assets acquired through foreclosure		8,130	1,888	3,052

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The accounting policies of Cumberland Bancorp, Incorporated and Subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking and financial services industry. The significant policies are summarized as follows:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cumberland Bancorp, Incorporated (the Company) and its subsidiaries. Material intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

Substantially all of the assets, liabilities, and operations presented in the consolidated financial statements are attributable to the five subsidiary banks: Cumberland Bank, BankTennessee, The Community Bank, Bank of Dyer and Bank of Mason. The Banks provide a variety of banking services to individuals and businesses through their eighteen branches located across ten counties in Middle and West Tennessee. Their primary deposit products are demand deposits, savings deposits, and certificates of deposit, and their primary lending products are commercial business, real estate mortgage, and installment loans. Other financial services such as credit insurance, investment products, consumer loan services, and property and casualty insurance are also provided by subsidiaries or divisions of the Banks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Due From Banks

Included in cash and due from banks are legal reserve requirements which must be maintained on an average basis in the form of cash and balances due from the Federal Reserve and other banks.

Securities

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Debt and Equity Securities" (SFAS 115) securities are classified into three categories: held to maturity (HTM), available for sale (AFS), and trading.

Securities classified as held to maturity, which are those the Company has the positive intent and ability to hold to maturity, are reported at amortized cost. Securities classified as available for sale may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Available for sale securities are reported at fair value and include securities not classified as held to maturity or trading. Trading securities are those held principally for the purpose of selling in the near future and are carried at fair value. The Company currently has no trading securities.

(1) Summary of Significant Accounting Policies, continued

Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported, net of any income tax effect, as other comprehensive income in shareholders' equity. Realized gains and losses are reported in earnings based on the adjusted cost of the specific security sold.

Loans

Loans that the Company has the positive intent and ability to hold to maturity are stated at the principal amount outstanding. Unearned discounts, deferred loan fees and the allowance for loan losses are shown as reductions of loans. Loan origination fees are deferred, to the extent they exceed direct origination costs, and recognized over the life of the related loans as yield adjustments. Interest income on loans is computed based on the outstanding loan balance.

Loans are generally placed on nonaccrual when a loan is specifically determined to be impaired or when the collection of interest is less than probable or collection of any amount of the principal is doubtful, after considering economic and business conditions and collection efforts. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with the regional economic conditions, collateral values, and future cash flows on impaired loans, it is reasonably possible that management's estimate of credit losses inherent in the loan portfolio and the related allowance may change materially in the near term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

Mortgage Banking Activities

The Banks originate mortgage loans for sale and these loans are generally sold at origination. Loans held for sale are carried at the lower of cost or fair value. Origination fees are recorded as income when the loans are sold to third party investors.

(1) Summary of Significant Accounting Policies, continued

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation has been computed on straight-line and accelerated methods, based on the estimated useful lives of the respective asset.

Restricted Equity Securities

These amounts are stated at cost, and consist primarily of Federal Home Loan Bank and Federal Reserve Bank Stock.

Loan Servicing Rights

Loan servicing rights represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Other Real Estate

Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Other Intangible Assets

Other intangible assets consist of goodwill and other unidentifiable intangible. Goodwill consists of the excess of cost over the fair value of the assets acquired from Bancshares of Dyer, Inc. and the excess cost over the fair value of net assets purchased in the acquisition of Bank of Mason. Goodwill is being amortized over 15 years. The other unidentified intangible is related to the acquisition of another financial institution's branch banking operations in Warren County, Tennessee and is being amortized on the straight line basis over 15 years.

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. The subsidiaries provide for income taxes on a separate-return basis and remit to or receive from the Company amounts currently payable or receivable. Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes".

A valuation allowance is required by SFAS 109 if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. This allowance is evaluated periodically by management and adjusted based on current circumstances.

(1) Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires entities to disclose the estimated fair value of its financial instrument assets and liabilities. Management is concerned that the required disclosures under SFAS No. 107 may lack reasonable comparability between financial institutions due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. These fair values are provided for disclosure purposes only and do not impact carrying values of financial statement amounts.

Cash, interest bearing deposits in financial institutions and federal funds sold — The carrying amounts reported in the balance sheet for cash, interest bearing deposits in financial institutions and federal funds sold approximate those assets' fair values.

Securities (including mortgage-backed securities) — Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans — For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Restricted equity securities — The carrying amounts reported in the balance sheet for restricted equity securities approximate fair value.

Investments in unconsolidated affiliates — The carrying amounts reported in the balance sheet for investments in unconsolidated affiliates approximate fair values.

Loan servicing rights —The carrying amounts reported in the balance sheet for servicing rights approximate fair value.

Deposits with defined maturities — The fair value for deposits with defined maturities is calculated by discounting future cash flows to their present value. Future cash flows, consisting of both principal and interest payments, are discounted with the Bank's current rates for similar instruments applicable to the remaining maturity. For purposes of this disclosure, deposits with defined maturities include all certificates of deposits and other time deposits.

Deposits with undefined maturities — The fair value of deposits with undefined maturities is equal to the carrying value. For purposes of this disclosure, deposits with undefined maturities include noninterest-bearing demand, interest-bearing demand and savings accounts.

Federal funds purchased —The carrying amounts reported in the balance sheet for federal funds purchased approximate their fair value.

(1) Summary of Significant Accounting Policies, continued

Notes payable, and Federal Home Loan Bank advances — The fair values of notes payable and advances from the Federal Home Loan Bank are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest — The carrying amounts of accrued interest approximate their fair values.

Trust Preferred Securities — Fair values of Trust Preferred Securities are based on carrying amounts, primarily due to variable rate coupons associated with those instruments.

Off-Balance Sheet Financial Instruments - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counter parties' creditworthiness.

Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks.

Earnings per Share

Earnings per share (EPS) is calculated in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, issued in February 1997. The statement requires the dual presentation of basic and diluted EPS on the income statement. Basic EPS excludes dilution, and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if options to issue common stock were exercised or converted into common stock that then shared in the earnings of the entity. The Company's board of directors approved a 2 for 1 stock split for shareholders of record as of March 22, 2001, payable April 22, 2001. EPS has been adjusted for stock splits.

Comprehensive Income

SFAS No. 130, "Comprehensive Income" establishes standards for reporting and presentation of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. This statement requires that companies (i) classify items of other comprehensive income by their nature in a financial statement and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition.

Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed, and documented pursuant to the provisions of SFAS 133. Upon adoption of SFAS 133 on January 1, 2001, the statement did not have a material financial statement impact on the Company's financial position or operating results.

(1) Summary of Significant Accounting Policies, continued

Effect of New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". These standards require all business combinations to be recorded using the purchase method of accounting for any transaction initiated after June 30, 2001. Under the purchase method, all identifiable tangible and intangible assets and liabilities of the acquired company must be recorded at fair value at date of acquisition, and the excess of cost over fair value of net assets acquired is recorded as goodwill. Identifiable intangible assets must be separated from goodwill. Identifiable intangible assets with finite useful lives will be amortized under the new standard, whereas goodwill, both amounts previously recorded and future amounts purchased, will cease being amortized starting in 2002. Annual impairment testing will be required for goodwill with impairment being recorded if the carrying amount of goodwill exceeds its implied fair value. Adoption of these two standards on January 1, 2002 is not expected to materially impact the Company's financial statements.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(2) Interest Bearing Deposits

At December 31, 2001, the Company had demand deposits totaling $2,491,000 at the Federal Home Loan Bank (FHLB). Additionally, the Company held $1,927,000 in certificates of deposit with non-affiliated banks. The Company also had demand deposits of $145,000 with non-financial institutions.

At December 31, 2000, the Company had demand deposits totaling $4,448,000 and certificates of deposits totaling $10,000,000 at FHLB. In addition, the Company held $520,000 in demand deposits at non-affiliated banks. The Company also held demand deposits of $20,000 with non-financial institutions.

(3) Securities

The following table reflects the amortized cost and estimated fair values of securities, as well as gross unrealized gains and gross unrealized losses as of December 31, 2001 and 2000.

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. Treasury and U.S. government agencies	$25,044	190	(12)	25,222
Obligations of state and political subdivisions	3,911	49	(27)	3,933
Mortgage-backed securities	10,428	49	(10)	10,467
Marketable equity securities	1,495	-	(166)	1,329
Other debt securities	1,843	21	(1)	1,863
December 31, 2001	$42,721	309	(216)	42,814
Held to maturity				
U.S. Treasury and U.S. government agencies	$ 6,297	12	-	6,309
Obligations of state and political subdivisions	918	19	(1)	936
Mortgage-backed securities	2,912	33	(12)	2,933
Other debt securities	2,608	28	-	2,636
December 31, 2001	$12,735	92	(13)	12,814
Available for sale				
U.S. Treasury and U.S. government agencies	$ 9,982	-	(94)	9,888
Obligations of state and political subdivisions	2,842	39	(15)	2,866
Mortgage-backed securities	1,249	6	(9)	1,246
Marketable equity securities	1,495	-	(162)	1,333
Other debt securities	233	-	-	233
December 31, 2000	$15,801	45	(280)	15,566
Held to maturity				
U.S. Treasury and U.S. government agencies	$ 4,600	-	(13)	4,587
Obligations of state and political subdivisions	654	9	-	663
Mortgage-backed securities	3,171	23	(39)	3,155
December 31, 2000	$ 8,425	32	(52)	8,405

The carrying amounts and estimated fair value of securities at December 31, 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(3) Securities, continued

(Dollars in thousands)	Available for sale		Held to maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 500	503	145	149
Due after one through five years	18,983	19,137	2,421	2,454
Due after five through ten years	5,748	5,791	4,976	4,981
Due after ten years	3,724	3,724	2,281	2,297
Marketable equity securities	1,495	1,329	-	-
Mortgage-backed securities	10,428	10,467	2,912	2,933
Other debt securities	1,843	1,863	-	-
	$42,721	42,814	12,735	12,814

Securities carried at approximately $17,822,000 at December 31, 2001 and $15,283,000 at December 31, 2000 were pledged to secure deposits and for other purposes as required or permitted by law.

At December 31, 2001, the Company did not hold securities of any single issuer, other than obligations of the U.S. Treasury and other U.S. Government agencies, whose aggregate book value exceeded ten percent of shareholders' equity.

(4) Loans

A summary of loans outstanding by category follows:

(Dollars in thousands)	2001	2000
Real estate - construction and development	$ 73,713	73,706
Real estate - 1 to 4 family residential properties	181,675	181,723
Real estate - other	68,089	63,450
Commercial, financial and agricultural	142,122	131,548
Consumer	57,517	58,156
Other	1,115	1,396
	524,231	509,979
Net deferred loan fees and discounts	(548)	(608)
Unearned income	(1,438)	(2,154)
	$522,245	$ 507,217

In addition to the loans shown above, loans serviced for others totaled $69,758,000 and $102,622,000 at December 31, 2001 and 2000, respectively.

Certain parties (principally directors and officers of the Company or the Banks, including their affiliates, families, and companies in which they hold ten percent or more ownership) were customers of, and had loans and other transactions with the Banks in the ordinary course of business. The outstanding balances of such loans totaled $5,207,000 and $6,160,000 as of December 31, 2001 and 2000, respectively. These loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons. They did not involve more than the normal risk of collectibility or present other unfavorable features. During 2001 and 2000, the Company advanced $2,370,000 and $5,109,000 and received payments of $3,323,000 and $3,096,000 on such loans.

(5) Financial Instruments With Off-Balance Sheet Risk

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Banks have in those particular financial instruments.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual or notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial Instruments with Off-Balance Sheet Risk	(Dollars in Thousands)
Contractual commitments to extend credit	$69,268
Standby letters of credit	3,750

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Banks upon extension of credit is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

(6) Concentrations of Credit

The Banks grant agribusiness, commercial, construction, and individual loans to customers located primarily within the middle and western portion of Tennessee. Concentrations by type of loans are presented in note 4.

(7) Allowance for Loan Losses

Transactions in the allowance for loan losses were as follows:

(Dollars in thousands)	2001	2000	1999
Balance at beginning of year	$6,137	5,146	4,012
Allowance for loan losses of Bank of Mason due to acquisition	-	57	-
Increase in allowance due to acquisition of branch	-	-	152
Provisions for loan losses	6,377	2,636	1,623
Loans charged-off	(3,903)	(1,861)	(758)
Recoveries of previously charged-off loans	412	159	117
Balance at end of year	$9,023	6,137	5,146

The Company had approximately $14,045,000 and $5,953,000 at December 31, 2001 and 2000, respectively, in loans which were considered impaired under SFAS 114. Accrual of interest had been discontinued on these loans as of those dates. The allowance for loan losses related to these loans was approximately $1,893,000 and $893,000 at December 31, 2001 and 2000, respectively. If such loans had been on an accrual basis, additional interest income would have recognized on the statements of earnings of approximately $855,000, $499,000 and $125,000 in 2001, 2000 and 1999, respectively.

(8) Premises and Equipment

Premises and equipment are summarized as follows:

(Dollars in thousands)	2001	2000
Land	$ 5,489	4,786
Buildings and improvements	15,593	13,806
Leasehold improvements	900	903
Furniture, fixtures and equipment	8,360	7,397
Automobiles	228	155
Construction-in-progress	643	1,931
	31,213	28,978
Less accumulated depreciation	7,342	5,511
Net premises and equipment	$23,871	23,467

Depreciation expense related to premises and equipment amounted to $1,762,000 in 2001, $1,444,000 in 2000 and $1,114,000 in 1999.

During 2000, a director's construction company was paid $2,748,000 as the general contractor for building a branch of one of the subsidiaries. In another transaction, $250,000 was paid to a director of the Company and his associate by one subsidiary to purchase a building site for a new branch. Also, a partnership, in which a director of one subsidiary was a partner, was paid $680,000 for a branch office. These transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

(9) Investment in Unconsolidated Affiliates

Investments in unconsolidated affiliates consist of the following at December 31, 2001 and 2000:

(Dollars in thousands)	2001	2000
Investment in Murray Bank (50% ownership)	$2,833	2,095
Investment in Insurors Bank of Tennessee (50% ownership)	2,095	2,681
Other investments in other unconsolidated affiliates	267	207
	$5,195	4,983

The Company uses the equity method of accounting in recording investments in the unconsolidated affiliates shown above. The initial investment is recorded at cost and the carrying amount of the investment is increased or decreased by the proportionate share of earnings or losses. Any dividends received are recorded as a reduction in the investment.

(10) Restricted Equity Securities

Restricted equity securities consist of securities which are restricted as to transferability. These securities are recorded at cost.

(Dollars in thousands)	2001	2000
Federal Home Loan Bank	$3,954	3,551
Federal Reserve Bank	652	562
Bankers Bank	100	100
Other	13	13
	$4,719	4,226

(11) Other Intangible Assets

A summary of other intangible assets at December 31, 2001 and 2000 follows:

(Dollars in thousands)	2001	2000
Other unidentifiable intangibles	$1,475	1,475
Goodwill	359	230
	1,834	1,705
Accumulated amortization	237	128
Net intangible assets	$1,597	1,577

Amortization expense related to intangible assets amounted to $114,000, $103,000 and $25,000 in 2001, 2000 and 1999, respectively.

(12) Deposits

A summary of deposits at December 31, 2001 and 2000 follows:

(Dollars in thousands)	2001	2000
Noninterest-bearing demand	$ 52,395	46,629
Interest-bearing demand	174,328	140,781
Savings	18,572	15,662
Certificates of deposit of $100,000 or more	145,485	114,137
Other time	158,644	206,933
Total deposits	$549,424	524,142

At December 31, 2001 scheduled maturities of time deposits are as follows:

(Dollars in thousands)	
One year or less	$257,993
Due after one year through three years	34,054
Due after three years	12,082
	$304,129

(13) Advances From Federal Home Loan Bank

The Federal Home Loan Bank (FHLB) of Cincinnati (FHLB) advances funds to the Company with the requirement that the advances are secured by qualifying loans, essentially home mortgages (1-4 family residential). To participate in this program, the Company is required to be a member of the Federal Home Loan Bank and own stock in the FHLB. The Company has $3,954,000 of such stock at December 31, 2001 to satisfy this requirement.

At December 31, 2001 and 2000, advances from the FHLB totaled $50,852,000 and $46,211,000, respectively. The interest rates on these advances ranged from 3.83% to 6.71%. Qualifying loans totaling $76,278,000 were pledged as security under a blanket pledge agreement with the FHLB at December 31, 2001.

Maturities of the advances from FHLB at December 31, 2001 are as follows:

	(Dollars in thousands)
2004	$ 852
2005	1,000
Later years	49,000
	$50,852

(14) Notes Payable

Notes payable consist of the following:

(Dollars in thousands)	2001	2000
Note payable to a lending institution which bears interest at a rate of 8.25% until June 14, 2003 at which time the rate will be at prime. Interest is payable quarterly and principal is payable quarterly or on an annual basis of at least 10% of the outstanding balance commencing on June 15, 1998. The note is secured by 100% of the common stock of Cumberland Bank.	$ 859	1,002
Note payable to a lending institution which bears interest at a rate of 8.25%. Interest is payable quarterly and principal is payable in fifteen quarterly installments of $77,500 commencing on June 30, 1998, and one final payment of $37,500 due on March 31, 2002. The note is secured by 100% of the common stock of BankTennessee and The Community Bank.	-	347
$5,000,000 line of credit from a lending institution with an optional variable or fixed interest rate to be selected for each advance. Variable rate equal to 90 day LIBOR Rate plus 225 basis points. Advances can be made on the line from inception to June 30, 2003. Interest is payable quarterly. Principal is payable in forty equal quarterly payments commencing September 30, 2002 of 2.78% of the respective advances. Advances made on or after July 1, 2002 through June 30, 2003 shall convert to thirty-six quarterly interest plus principal payments beginning September 30, 2003. Quarterly principal payments shall be 2.78% of the respective balance for each advance. The note is secured by all of the outstanding shares of the capital stock of Cumberland Bank, BankTennessee, The Community Bank, The Bank of Dyer and any shares of capital stock the Company owns in any other banks.	2,000	2,000
$6,000,000 line of credit from a lending institution which bears interest at a rate of 7.50%. Advances can no longer be made on this line. Interest is payable quarterly and principal is payable in ten annual installments of $600,000 commencing April 1, 2000. The note is secured by 100% of the common stock of Cumberland Bank, BankTennessee, and The Community Bank.	4,800	5,400
	$7,659	8,749

(14) Notes Payable, continued

Minimum annual principal payments for future years are as follows:

(Dollars in thousands)	
2002	$ 844
2003	943
2004	943
2005	943
2006	943
Later years	3,043
	$7,659

The Company has agreed to certain covenants in connection with the notes payable to the lending institution. These covenants include, among other things, minimum financial ratios for the subsidiary Banks. The Banks were not in compliance with all of the provisions of the loan covenants as of December 31, 2001. The Company has obtained a waiver of these covenants from the lending institution.

One of the more significant covenants states if the Company is current on principal and interest payments, it will be permitted to pay dividends to shareholders not exceeding twenty-five percent of net earnings.

(15) Trust Preferred Securities

On December 29, 2000, Cumberland Bancorp, Incorporated, through Cumberland Capital Trust I and with the assistance of its Placement Agent, sold to institutional investors $8,000,000 of capital securities. Cumberland Capital Trust I, a Delaware business trust wholly owned by Cumberland Bancorp, Incorporated, issued $8,000,000 of Floating Rate Capital Securities. Holders of the Capital Securities are entitled to receive preferential cumulative cash distributions from the Trust, at a rate per annum reset quarterly equal to the sum of three month LIBOR plus 350 basis points applied to the liquidation amount of $1,000 per Capital Security, accruing from the date of original issuance and payable quarterly in arrears on January 1, April 1, July 1 and October 1 each year commencing April 1, 2001. The rate was 5.38% at December 31, 2001. The Company can defer payment of the cash distributions on the securities at any time or from time to time for a period not to exceed twenty consecutive quarters.

Cumberland Bancorp, Incorporated has, through various contractual arrangements, fully and unconditionally guaranteed all of Cumberland Capital Trust I's obligations with respect to the capital securities. These Capital Securities qualify as a Tier I Capital, subject to certain limitations, and are presented in the Consolidated Balance Sheets as Trust Preferred Securities. The sole asset of Cumberland Capital Trust I is $8,000,000 of junior subordinated debentures issued by Cumberland Bancorp, Incorporated. These junior subordinated debentures also carry the same floating rate as the Capital Securities and both mature on December 25, 2025; however, the maturity of both may be shortened to a date not earlier than December 25, 2005.

(15) Trust Preferred Securities, continued

On July 31, 2001, Cumberland Bancorp, Incorporated, through Cumberland Capital Trust II and with the assistance of its Placement Agent, sold to institutional investors $4,000,000 of capital securities. Cumberland Capital Trust II, a Connecticut business trust wholly owned by Cumberland Bancorp, Incorporated, issued $4,000,000 of Floating Rate Capital Securities. Holders of the Capital Securities are entitled to receive preferential cumulative cash distributions from the Trust, at a rate per annum reset quarterly equal to the sum of three month LIBOR plus 358 basis points applied to the liquidation amount of $1,000 per Capital Security, accruing from the date of original issuance and payable quarterly in arrears on January 31, April 30, July 31 and October 31 each year commencing October 31, 2001. The rate was 5.46% at December 31, 2001. The Company can defer payment on the securities at any time or from time to time for a period not to exceed twenty consecutive quarters.

Cumberland Bancorp, Incorporated has, through various contractual arrangements, fully and unconditionally guaranteed all of Cumberland Capital Trust II's obligations with respect to the capital securities. These Capital Securities qualify as a Tier I Capital, subject to certain limitations, and are presented in the Consolidated Balance Sheets as Trust Preferred Securities. The sole asset of Cumberland Capital Trust II is $4,000,000 of junior subordinated debentures issued by Cumberland Bancorp, Incorporated. These junior subordinated debentures also carry the same floating rate as the Capital Securities and both mature on July 31, 2031; however, the maturity of both may be shortened to a date not earlier than July 31, 2006.

(16) Income Taxes

Income tax expense (benefits) consist of the following:

(Dollars in thousands)	2001	2000	1999
Current:			
Federal	$1,279	2,398	2,165
State	255	456	412
Total current tax	1,534	2,854	2,577
Deferred:			
Federal	(1,283)	(357)	(393)
State	(238)	(66)	(74)
Total deferred tax benefits	(1,521)	(423)	(467)
Tax benefits credited to shareholders' equity related to exercise of stock options	5	5	3
Total income tax expense	$ 18	$ 2,436	2,113

(16) Income Taxes, continued

Significant temporary differences between tax and financial reporting that result in deferred tax assets (liabilities) included in other assets on the consolidated balance sheet are as follows at December 31, 2001 and 2000:

(Dollars in thousands)	2001	2000
Allowance for loan losses	$3,323	2,164
Unrealized loss on securities	-	59
Deferred loan fees	135	100
Other	529	398
Total deferred tax assets	3,987	2,721
FHLB stock dividends	(659)	(562)
Premises and equipment	(491)	(480)
Unrealized gain on securities	(87)	-
Loan servicing rights	(107)	(356)
Other	(88)	(143)
Total deferred tax liabilities	(1,432)	(1,541)
Net deferred tax asset	$2,555	1,180

A reconciliation of the provision for income taxes with the amount of income taxes computed by applying the federal statutory rate (34%) to earnings before income taxes follows:

(Dollars in thousands)	2001	2000	1999
Computed expected provision for income taxes	$ 77	2,243	1,912
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	11	261	223
Tax exempt interest	(75)	(69)	(48)
Other, net	5	1	26
Total income tax expense	$ 18	2,436	2,113

During 1996, the subsidiary Banks began computing their tax bad debt reserves under the rules which apply to commercial banks. In years prior to 1996, the Banks obtained tax bad debt deductions of approximately $1.8 million in excess of their financial statement allowance for loan losses for which no provision for federal income tax was made. These amounts are subject to federal income tax in future years if used for purposes other than to absorb bad debt losses. This excess reserve is subject to recapture only if a bank ceases to qualify as a bank as defined in the Internal Revenue Code.

(17) Minimum Capital Standards

The Company and its Bank subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its Bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(17) Minimum Capital Standards, continued

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that all capital adequacy requirements to which they are subject are met.

As of December 31, 2001, the most recent notification from the Federal Reserve Bank categorized the Company and all Bank subsidiaries as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Company and the Banks must maintain total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the category.

The Company has reached an agreement with the Federal Reserve Bank to maintain the Bank subsidiaries as well capitalized for a period of two years beginning October 2000 and for the Company to maintain a total capital to risk-weighted assets ratio of at least 10%.

The Company and the Banks' actual capital amounts and ratios at December 31, 2001 and 2000, are as follows:

(Dollars in thousands)	Required Minimum		To be well capitalized under prompt corrective action provisions		Actual	
December 31, 2001	Amount	Ratios	Amount	Ratios	Amount	Ratios
Tier I to average assets –leverage						
Cumberland Bancorp, Inc.	$27,089	4.00%	33,861	5.00%	50,612	7.47%
Cumberland Bank	10,682	4.00%	13,352	5.00%	19,006	7.12%
BankTennessee	7,974	4.00%	9,968	5.00%	15,518	7.78%
The Community Bank	5,969	4.00%	7,461	5.00%	9,844	6.60%
Bank of Dyer	2,037	4.00%	2,547	5.00%	3,588	7.04%
Bank of Mason	426	4.00%	533	5.00%	1,001	9.40%
Tier I to risk-weighted assets						
Cumberland Bancorp, Inc.	20,162	4.00%	30,243	6.00%	50,612	10.04%
Cumberland Bank	8,051	4.00%	12,076	6.00%	19,006	9.44%
BankTennessee	6,114	4.00%	9,171	6.00%	15,518	10.15%
The Community Bank	4,198	4.00%	6,296	6.00%	9,844	9.38%
Bank of Dyer	1,348	4.00%	2,022	6.00%	3,588	10.65%
Bank of Mason	217	4.00%	326	6.00%	1,001	18.43%
Total capital to risk-weighted assets						
Cumberland Bancorp, Inc.	40,323	8.00%	50,404	10.00%	56,877	11.28%
Cumberland Bank	16,102	8.00%	20,127	10.00%	21,526	10.69%
BankTennessee	12,228	8.00%	15,285	10.00%	17,450	11.42%
The Community Bank	8,395	8.00%	10,494	10.00%	11,157	10.63%
Bank of Dyer	2,696	8.00%	3,370	10.00%	4,013	11.91%
Bank of Mason	435	8.00%	543	10.00%	1,076	19.81%

(17) Minimum Capital Standards, continued

(Dollars in thousands)	Required Minimum		To be well capitalized under prompt corrective action provisions		Actual	
December 31, 2000	Amount	Ratios	Amount	Ratios	Amount	Ratios
Tier I to average assets –leverage						
Cumberland Bancorp, Inc.	$24,820	4.00%	31,025	5.00%	46,070	7.42%
Cumberland Bank	9,151	4.00%	11,438	5.00%	16,490	7.21%
BankTennessee	8,189	4.00%	10,236	5.00%	15,047	7.35%
The Community Bank	4,542	4.00%	5,677	5.00%	8,392	7.39%
Bank of Dyer	1,822	4.00%	2,352	5.00%	3,475	7.39%
Bank of Mason	359	4.00%	449	5.00%	934	10.41%
Tier I to risk-weighted assets						
Cumberland Bancorp, Inc.	19,359	4.00%	29,038	6.00%	46,070	9.52%
Cumberland Bank	7,475	4.00%	11,212	6.00%	16,490	8.82%
BankTennessee	6,650	4.00%	9,975	6.00%	15,047	9.05%
The Community Bank	3,667	4.00%	5,500	6.00%	8,392	9.15%
Bank of Dyer	1,341	4.00%	2,012	6.00%	3,475	10.36%
Bank of Mason	189	4.00%	284	6.00%	934	19.72%
Total capital to risk-weighted assets						
Cumberland Bancorp, Inc.	38,718	8.00%	48,397	10.00%	52,207	10.79%
Cumberland Bank	14,949	8.00%	18,686	10.00%	18,823	10.07%
BankTennessee	13,300	8.00%	16,625	10.00%	17,125	10.30%
The Community Bank	7,334	8.00%	9,167	10.00%	9,399	10.25%
Bank of Dyer	2,682	8.00%	3,353	10.00%	3,830	11.42%
Bank of Mason	379	8.00%	474	10.00%	1,002	21.15%

Regulatory Actions – Bank of Dyer, a wholly-owned subsidiary of Cumberland Bancorp, Inc., entered into a Memorandum of Understanding (MOU) with the Vice President of the Federal Reserve Bank of St. Louis (Federal Reserve) and The Commissioner of the Tennessee Department of Financial Institutions (Commissioner) as a result of an examination of the Bank conducted as of September 30, 2001 dated November 2, 2001. The MOU addresses management, asset quality, credit administration, capital adequacy, violations/contraventions, earnings, liquidity, and the allowance for loan losses. Also, the MOU requires the Bank to submit quarterly progress reports to the Commissioner and the Federal Reserve.

(18) Employee Benefits

The Company maintains a 401(k) savings plan for all employees who have completed six months of service and are 21 or more years of age. Employer contributions to the plan are determined annually by the board of directors. The Company's expenses related to the plan were $398,149 in 2001, $414,139 in 2000, and $273,848 in 1999.

(19) Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows at December 31, 2001 and 2000:

	2001		2000	
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and due from banks	20,868	20,868	22,280	22,280
Interest-bearing deposits in financial institutions	4,563	4,563	14,988	14,988
Federal funds sold	19,531	19,531	33,025	33,025
Securities available for sale	42,814	42,814	15,566	15,566
Securities held to maturity	12,735	12,814	8,425	8,405
Loans, net of allowance	513,222	518,788	501,080	499,885
Accrued interest receivable	4,693	4,693	5,644	5,644
Restricted equity securities	4,719	4,719	4,226	4,226
Investment in unconsolidated affiliates	5,195	5,195	4,983	4,983
Loan servicing rights	327	327	985	985
Financial liabilities:				
Deposits with defined maturities	304,129	308,292	321,070	322,517
Deposits with undefined maturities	245,295	245,295	203,072	203,072
Notes payable	7,659	8,088	8,749	8,730
Federal funds purchased	1,675	1,675	9,575	9,575
Advances from FHLB	50,852	52,913	46,211	45,105
Accrued interest payable	3,994	3,994	4,694	4,694
Trust preferred securities	12,000	12,000	8,000	8,000

	Notional Amounts	Fair Value	Notional Amount	Fair Value
Off-balance sheet financial instruments:				
Commitments to extend credit	69,268	-	71,045	-
Standby letters of credit	3,750	-	3,060	-

The carrying values in the preceding table are included in the consolidated balance sheets under the applicable captions.

(20) Business Combinations and Acquisitions

On December 31, 1999, Cumberland Bancorp, Incorporated (CBI) acquired for approximately 511,783 shares of its common stock, all of the outstanding capital stock of Bancshares of Dyer, Inc. (BDI), a bank holding company in Dyer, Tennessee, which owned approximately 98% of Bank of Dyer. The merger has been accounted for as a pooling of interests and accordingly, financial information for periods prior to the merger reflect retroactive restatement of the companies' combined financial position and operating results. No adjustments were necessary to conform the accounting practices of the companies.

The following presents certain financial data for the separate entities prior to the combination of CBI with BDI for the years ended December 31, 1999.

(Dollars in thousands, except per share data)	1999
Total revenue:*	
CBI, as originally reported	$22,696
BDI	1,660
CBI, as restated	$24,356
Net income:	
CBI, as originally reported	$ 3,270
BDI	241
CBI, as restated	$ 3,511

*Total revenue is net interest income and noninterest income

During 2000, the Company purchased additional shares of stock in the Bank of Mason for $365,000 giving the Company 53% of the outstanding stock at December 31, 2000. The excess cash paid over the fair value of net assets acquired is recorded as goodwill in the consolidated financial statements. The Bank of Mason has been included in the consolidated financial statements of the Company for the period in which Cumberland Bancorp, Incorporated had controlling interest. Bank of Mason has approximately $10 million in total assets. On January 31, 2001, the Company issued 53,250 shares for the remaining interest in Bank of Mason.

(21) Commitments and Contingencies

The Company has entered into various noncancellable operating lease arrangements in connection with its operating locations. Based upon these agreements at December 31, 2001, future minimum lease commitments are as follows:

(Dollars in thousands)	
2002	$222
2003	216
2004	111
2005	30
2006	21
Thereafter	56
	$656

Rentals relating to these agreements which are included in occupancy expense amounted to $235,000 in 2001, $265,000 in 2000 and $196,000 in 1999.

(21) Commitments and Contingencies, continued

During 2001, the subsidiaries of the Company leased certain premises from related parties. The related expense from the leases totaled approximately $20,000.

During 1997, the Company entered into an agreement with a group of investors to open a BankTennessee branch in Ripley, Tennessee. In return, these investors purchased 445,000 shares (as adjusted for the March 1998 and March 2001 stock split) of the Company's common stock for $2.25 per share (as adjusted for the March 1998 and March 2001 stock split). The agreement with the Ripley group addresses a spin-off of the Ripley branch into a separate entity after the branch reaches $30 million in assets and becomes profitable. It is anticipated that the Ripley group will own 50% of the new entity and Cumberland Bancorp, Incorporated will own 50% of the new entity. However, there are several provisions in the agreement that could alter the anticipated structure.

During 1999 and 1998, the Company invested approximately $2,300,000 representing a 50% interest in a de novo bank in Murray, Kentucky. The Company's pro rata portion of the organization and start-up costs of approximately $92,500 in 1998 and $60,000 in 1999, in the respective periods have been expensed.

The Murray Bank opened in June, 1999 and it incurred an operating loss of approximately $275,000 in 1999. Earnings of approximately $125,000 and $26,000 were reported in 2001 and 2000. This investment is being accounted for by the equity method of accounting, whereby the Company's pro rata share of its operations are shown as an adjustment of the original investment and included in other operating expenses on the consolidated statements of earnings.

The investors that bought the remaining 50% of the Murray Bank exercised their rights to purchase $250,000 worth of Cumberland Bancorp, Incorporated stock based upon a price of 1.5 multiplied by the Company's book value when the charter was granted to the Murray Bank by the OTS. An additional $250,000 in stock options become exercisable at 1.5 multiplied by the Company's book value if the Murray Bank attains certain financial objectives.

During 1999, the Company became involved in organizing a de novo bank called Insurors Bank of Tennessee. The Company owns 50% and the remaining 50% is owned by InsCorp, Inc., which is primarily owned by independent insurance agents in the State of Tennessee. The Company invested approximately $2,830,000 during 2000 and 1999. Organization and start-up costs were approximately $191,859 for 2000 and $24,000 in 1999. In November 2000, the Insurors Bank of Tennessee opened and incurred operating losses of approximately $1,187,000 and $492,000 for the years ended December 31, 2001 and 2000.

(21) Commitments and Contingencies, continued

Data for The Murray Bank (TMB) and Insurors Bank of Tennessee (IBOT) as of December 31, 2001 is as follows:

	TMB	IBOT
Assets:		
Cash and due from banks	$ 3,114	591
Fed funds sold	5,051	900
Securities		
Available for sale	9,380	3,475
Held to maturity	450	-
Loans, net	48,631	15,413
Premises and equipment	1,965	441
Investment in restricted stock	180	328
Accrued interest receivable	531	86
Other assets	257	68
Total assets	$ 69,559	21,302
Liabilities and Shareholders' Equity:		
Total deposits	$ 62,104	13,978
Borrowings	1,203	2,997
Accrued interest payable	392	43
Other liabilities	188	95
Total liabilities	63,887	17,113
Total shareholders' equity	5,672	4,189
Net interest income	$ 1,835	419
Provision for loan losses	373	-
Non interest income	492	16
Non interest expense	1,778	1,622
Income tax expense	51	-
Net income	125	(1,187)

In the normal course of business there are commitments outstanding and contingent liabilities such as legal proceedings pending against the Company and its subsidiaries. In the opinion of management, no material adverse effect on the financial position is anticipated as a result of these items.

(22) Stock Options

The Company issues non-qualified stock options to employees, non-employee directors, and bank advisory board members. The option plan provides for the issuance of the Company's common stock at a price determined by the plan's committee, which is the Board of Directors of the Company. As a matter of policy, the Board of Directors has issued options at an exercise price equal to the fair market value of the Company's common stock at the date of grant. Share and per share amounts in the accompanying text and tables have been adjusted for stock splits and stock dividends.

(22) Stock Options, continued

In 1995, SFAS No. 123 "Accounting for Stock Based Compensation" changed the method for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to continue accounting for the plan under APB Opinion 25 and related interpretations. Accordingly, no compensation cost has been recognized for the stock option plan. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per common share would have been as follows:

(Dollars in thousands, except per share data)

	2001		2000		1999	
	As Reported	Proforma	As Reported	Proforma	As Reported	Proforma
Net income	$209	7	4,161	3,960	3,511	3,344
Basic earnings per share	0.02	0.00	0.30	0.29	0.28	0.27
Diluted earnings per share	0.01	0.00	0.30	0.28	0.27	0.26

The fair value of the options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: dividend yield of 0.69% in 2001, 0.8% in 2000 and 0% in prior years, risk-free interest rate of 6.0% in all years, expected lives of five years, and expected volatility of 112% in 2001, 40% in 2000 and 47% in 1999.

The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2001, 2000 and 1999 was $3.26, $5.19 and $6.09, respectively.

Stock options become exercisable at a rate of 20% per year or at the end of five years. These options generally expire within six to ten years or earlier if an employee leaves.

(22) Stock Options, continued

A summary of the stock option activity for 2001, 2000 and 1999 is as follows:

(Dollars in thousands, except per share data)	Shares Available for Option	Shares Under Option	Option Shares Exercisable	Weighted Average Exercise Price
Outstanding at December 31, 1998	312,580	787,420		$2.73
Granted	(85,500)	85,500	-	6.25
Becoming exercisable	-	-	167,284	2.73
Forfeited	-	(19,250)	-	2.73
Exercised	-	(2,400)	-	2.73
Outstanding at December 31, 1999	227,080	851,270	167,284	3.08
Granted	(87,500)	87,500	-	6.25
Becoming exercisable	-	-	164,604	2.73
Forfeited	-	(13,640)	-	2.73
Exercised	-	(2,660)	-	2.73
Outstanding at December 31, 2000	139,580	922,470	331,888	3.39
Granted	(30,000)	30,000	-	4.12
Becoming exercisable	-	-	323,408	2.73
Forfeited	-	(41,700)	-	2.73
Exercised	-	(8,480)	-	2.73
Outstanding at December 31, 2001	109,580	902,290	655,296	3.22

The following table sets forth the computation of basic net earnings per share and diluted net earnings per share adjusted for stock splits and stock dividends.

(Dollars in thousands, except per share data)	2001	2000	1999
For basic net earnings per share and diluted net earnings per share, net earnings	209	4,161	3,511
Weighted average shares outstanding – basic	13,813,774	13,767,312	12,496,260
Effect of dilutive securities - stock options	206,020	254,614	279,012
Weighted average shares outstanding – diluted	14,019,794	14,021,926	12,775,772
Net earnings per share – basic	$ 0.02	0.30	0.28
Net earnings per share – diluted	0.01	0.30	0.27

(23) Other Operating Expenses

Other operating expenses consist of the following:	Years ended December 31,		
(Dollars in thousands)	2001	2000	1999
Data processing	$1,593	1,381	907
Advertising	369	414	441
Stationery, printing and supplies	509	506	494
Postage, freight and courier	367	311	221
Directors' fees	445	443	418
Other	5,469	3,972	2,886
	$8,752	7,027	5,367

(24) Quarterly Financial Data (unaudited)

	Interest income	Net interest income	Provision for loan losses	Net income	Earnings per share Basic	Earnings per share Fully diluted
2001						
First quarter	$14,300	6,168	262	956	0.07	0.07
Second quarter	13,542	5,915	790	543	0.04	0.04
Third quarter	13,211	5,961	3,333	(1,162)	(0.08)	(0.08)
Fourth quarter	11,812	5,920	1,992	(128)	(0.01)	(0.01)
2000						
First quarter	11,643	5,718	424	948	0.07	0.07
Second quarter	12,459	6,050	843	1,022	0.07	0.07
Third quarter	13,679	6,425	547	1,273	0.09	0.09
Fourth quarter	13,870	6,401	822	918	0.07	0.07

(25) Parent Company Only Financial Information

Condensed Balance Sheets (Dollars in thousands)

		December 31, 2001	December 31, 2000
Assets			
Cash	$	2,693	6,411
Investment in subsidiaries		50,062	44,514
Investment in unconsolidated affiliates		4,928	5,429
Premises and equipment		239	54
Goodwill		343	68
Other assets		2,877	949
	$	61,142	57,425
Liabilities and Shareholders' Equity			
Liabilities:			
Notes payable	$	7,659	8,749
Accrued interest		804	713
Other liabilities		994	239
Subordinate debt securities		12,372	8,248
Total liabilities		21,829	17,949
Total shareholders' equity		39,313	39,476
	$	61,142	57,425

Condensed Statements of Earnings

Years Ended December 31,		2001	2000	1999
Income:				
Dividends from subsidiaries	$	-	-	800
Other dividends		-	-	4
Other income		33	41	13
		33	41	817
Expenses:				
Interest expense		1,375	603	578
Other expense		1,122	1,323	929
		2,497	1,926	1,507
Loss before income taxes and equity in undistributed earnings of subsidiaries		(2,464)	(1,885)	(690)
Income tax benefit		1,112	732	558
Income (loss) before equity in undistributed earnings of subsidiaries		(1,352)	(1,153)	(132)
Equity in undistributed earnings of subsidiaries		1,561	5,314	3,643
Net earnings	$	209	4,161	3,511

(25) Parent Company Only Financial Information, continued

Condensed Statements of Cash Flows (Dollars in thousands)

Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 209	4,161	3,511
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Equity in undistributed earnings of subsidiaries	(1,561)	(5,314)	(3,643)
Operations of unconsolidated affiliates	505	308	104
Depreciation and amortization	34	32	15
Increase in accrued interest payable	91	456	149
Other, net	(671)	(384)	55
Net cash provided (used) by operating activities	(1,393)	(741)	191
Cash flows from investing activities:			
Investment in commercial bank subsidiaries	(3,749)	(5,366)	(3,000)
Investment in unconsolidated affiliates	(212)	(2,904)	(1,935)
Purchases of premises and equipment	(219)	(29)	(20)
Net cash used by investing activities	(4,180)	(8,299)	(4,955)
Cash flows from financing activities:			
Proceeds from notes payable		4,325	675
Repayment of notes payable	(1,090)	(3,031)	(453)
Proceeds from trust preferred securities	4,000	8,000	-
Proceeds from issuance of common stock	23	434	9,390
Repurchase of common stock	(283)	-	-
Dividends paid on common stock	(795)	(516)	-
Net cash provided by financing activities	1,855	9,212	9,612
Net increase (decrease) in cash	(3,718)	172	4,848
Cash at beginning of year	6,411	6,239	1,391
Cash at end of year	$ 2,693	6,411	6,239

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements with the Company's independent auditors on any matters of accounting principles or practices or financial statement disclosure during the fiscal year ended December 31, 2001.

ITEM 10. Directors and Executive Officers of the Registrant

The information required by this item with respect to the directors and named executive officers is incorporated herein by reference to the "Election of Directors" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held April 25, 2002. The information required by this item for other executive officers is set forth below:

Mark C. McDowell (45) has served as our Asset Quality Manager since November 2001. Since July 1997 Mr. McDowell previously served as our Chief Administrative Officer responsible for overseeing all administrative functions, including regulatory and financial matters. Mr. McDowell served as president of Community Bancserve, a bank consulting business, from January 1996 to July 1997. From 1980 to 1996, Mr. McDowell served as a bank examiner for the Tennessee Department of Financial Institutions, serving as Director of its Applications Section beginning in 1989.

Andy LoCascio (37) has been our Chief Financial Officer since November 2001 and is responsible for overseeing all financial and regulatory matters. Previously, Mr. LoCascio served as Chief Financial Officer of BankTennessee in Collierville, Tennessee from January 2001 through October 2001. Mr. LoCascio served as Senior Financial Officer of Lincoln Federal Savings Bank in Plainfield, Indiana from October 1997 through December 2000. Previously, Mr. LoCascio served as a bank examiner for the Indiana Department of Financial Institutions. Mr. LoCascio serves on our Audit and Management Committees.

ITEM 11. Executive Compensation

The information required by this item with respect to executive compensation is incorporated herein by reference to the section entitled "Executive Compensation" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held April 25, 2002.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management

Information with respect to the security ownership of certain beneficial owners and management is incorporated herein by reference to the section titled "Stock Ownership" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held April 25, 2002.

ITEM 13. Certain Relationships and Related Transactions

Information with respect to certain relationships and related transactions is incorporated herein by reference to the section titled "Certain Relationships and Related Transactions" in the Company's definitive proxy materials relating to the Annual Meeting of Shareholders to be held April 25, 2002.

ITEM 14. Exhibits and Reports on Form 8-K

(a)(1) Financial Statements. See Item 8.
(a)(2) Financial Statements Schedules. Inapplicable.
(a)(3) Exhibits. See Index to Exhibits.

Registrant is a party to certain notes which are more fully described in the notes to Registrant's financial statements pursuant to which Registrant has borrowed money from other financial institutions in principal amounts which combined do not exceed ten percent (10%) of Registrants total consolidated assets. Copies of these notes will be filed with the Commission upon request. Registrant is also a party to certain agreements entered into in connection with the Company's offering of $12,000,000 in subordinated debentures in connection with the offering of trust preferred securities to institutional investors by Cumberland Capital Trust I and Cumberland Capital Trust II. Copies of the various transaction documents associated with the trust preferred offerings will be filed with the Commission upon request.

(b) Reports on Form 8-K

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUMBERLAND BANCORP, INCORPORATED

By: /s/ Joel Porter

Joel Porter
President (Principal Executive Officer)

Date: April 1, 2002

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joel Porter Joel Porter	President (Principal Executive Officer) and Director	April 1, 2002
/s/ Andy LoCascio Andy LoCascio	Chief Financial Officer (Principal Financial and Accounting Officer)	April 1, 2002
/s/ John Wilder John Wilder	Chairman	April 1, 2002
/s/ Danny Herron Danny Herron	Director	April 1, 2002
/s/ Tom E. Paschal Tom E. Paschal	Director	April 1, 2002
/s/ Tom Brooks Tom Brooks	Director	April 1, 2002
/s/ Ronald Gibson Ronald Gibson	Director	April 1, 2002

/s/ Frank Inman, Jr. Frank Inman, Jr.	Director	April 1, 2002
/s/ Alex Richmond Alex Richmond	Director	April 1, 2002
/s/ John S. Shepherd John S. Shepherd	Director	April 1, 2002
/s/ James Rout James Rout	Director	April 1, 2002
/s/ Paul Priddy Paul Priddy	Director	April 1, 2002
/s/ Paul Pratt, Sr. Paul Pratt, Sr.	Director	April 1, 2002
/s/ R. Todd Vanderpool R. Todd Vanderpool	Director	April 1, 2002

INDEX TO EXHIBITS

3.1 Amended and Restated Charter of the Company (previously filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 dated September 8, 1999 (Registration No. 333-84173) and incorporated herein by reference).

3.2 Amended and Restated Bylaws of the Company (previously filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 dated September 8, 1999 (Registration No. 333-84173) and incorporated herein by reference).

10.1 Cumberland Bancorp, Incorporated 1998 Stock Option Plan (incorporated herein by reference to the Company's definitive Proxy Statement for the Annual Meeting of Shareholders held April 27, 2000).

21.1 Subsidiaries of the Company.

23 Consent of Independent Auditors.

Exhibit 21

Cumberland Bancorp, Incorporated
List of Subsidiaries
As of February 28, 2002

Wholly-Owned Bank Subsidiaries

- Bank of Dyer - Dyer, Tennessee
- BankTennessee - Collierville, Tennessee
- Cumberland Bank - Carthage, Tennessee
- The Community Bank - Nashville, Tennessee
- The Bank of Mason – Mason, Tennessee

Wholly-Owned Non-Bank Subsidiaries

- Cumberland Finance, Inc.
- Cumberland Mortgage, Inc.
- CBC Financial Services, Inc.
- Cumberland Life Insurance, Inc.
- HumboldtFinance
- FinanceTennessee
- Cumberland Capital Trust I
- Cumberland Capital Trust II

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-93933) pertaining to the Cumberland Bancorp, Incorporated 1998 Stock Option Plan of our report dated March 1, 2002, with respect to the consolidated financial statements of Cumberland Bancorp, Incorporated included in the Annual Report (Form 10-K) for the year ended December 31, 2001.

HEATHCOTT & MULLALY, P.C.

Brentwood, Tennessee
April 1, 2002